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REGISTRANT'S NAME: Yukos Oil Corporation

*CURRENT ADDRESS: Ul. Lenina, 26
Nefteyugansk
Khanty-Mansiysk Autonomous Area
628309 Russia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
APR 21 2005
THOMSON
FINANCIAL

FILE NO. 82- 4209

FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY:

DAT : 4/20/05

PRE-APPROVED
by the Board of Directors
of Open Joint Stock Company YUKOS Oil
Minutes No. _____ of May 24 , 2004

RECEIVED
'03 JAN 30 P 1:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4209

ARIS
12-31-03

YUKOS Oil Company

ANNUAL REPORT AND ACCOUNTING REPORTS FOR 2003

Chairman of the YUKOS-Moscow Management Board (S.G.Kukes)

Chief Accountant (I.E.Golub)

The enclosed accounting reports were prepared in accordance with the Federal Law and regulatory enactments of the Russian Federation and **differ to a significant extent from those prepared in accordance with the US GAAP and the International Accounting Standards.**

Audited consolidated financial statements prepared in accordance with the US GAAP will be published on the Company's web site later.

CONTENTS

YUKOS Oil Company is a vertically-integrated company (hereinafter YUKOS) that participates in more than 150[3] enterprises, the main of which being as follows:

ZAO YUKOS Exploration and Production, ZAO YUKOS Refining and Marketing, OOO YUKOS-Moscow, OAO Tomskneft VNK, OAO Samaraneftegaz, OAO Yuganskneftegaz, ZAO Manoil, OAO Angarsk Petrochemical Company (OAO ANKhC), OAO Kuibyshev Oil Refinery, OAO Achinsk Oil Refinery, AB Mazeikiu Nafta, OAO Stavropolnefteproduct, ZAO YUKOS-Service, OAO Angarsknefteproduct, OAO Buryatnefteproduct, OAO Bratsknefteproduct, OAO Tomsknefteproduct, ZAO Khakasnefteproduct, OAO Khantymansiisknefteproduct.

Information on state registration
Date of state registration of YUKOS: *May 12, 1993*
Number of state registration certificate: *№ 1350*

State registration body: *Resolution of the Head of Administration of Khanty-Mansiysk Autonomous District No. 69*

Main State Registration Number (OGRN): *1028601259466* (date of entry – October 4, 2002, registration body – Inspection of the Ministry of Taxation of Russia for Nefteyugansk of Khanty-Mansiysk Autonomous District)

1. POSITION IN THE INDUSTRY AND PRIORITY LINES OF ACTIVITY

Position in the industry.
In 2003 production of crude oil in Russia, according to State-owned Enterprise Central Dispatch Department of the Fuel and Energy Complex (GP TsDU TEK) of the Energy Ministry of Russia, amounted to 421.3 MMT. YUKOS' oil production share amounted to 80.8 MMT (19.2% of total oil produced in Russia), which is 16.3% more than in 2001.

According to RIA TEK primary refining of crude oil at Russia's oil refineries in 2003 amounted to 190 MMT. Of those 16% of the volume of primary oil refining in Russia was refined at YUKOS' Russian refineries.

Main activities
YUKOS' main activities are as follows:
- exploration of oil and gas fields;
- oil and gas production;
- oil and gas refining;
- production of products refined from oil and gas (petroleum products, petrochemical products and other hydrocarbon refining products);
- storage of oil, gas and their refined products;
- transportation of oil, gas and their refined products;
- trade in oil, gas and their refined products (including sales to the public and export shipments);
- shipments (sales) of electric power and heat energy;
- acquisition (purchase) of electric power from the wholesale electricity (power) market and from producers;
- production of electric power and heat energy;
- operation of energy facilities;
- retail trade in consumer goods.

Key indicators of YUKOS' production activity.

MMT	2000	2001	2002	2003
Oil production	49.5	58.2	69.5	80.8
Oil refining	26.7	28.8	32.9	38.1
Crude export	24.4	30.1	35.5	43.0
Refined products export	7.5	9.9	12.3	18.1
Delivery of refined petroleum products to domestic market	17.0	16.8	18.7	17.9

In the structure of revenues main income (over 69%) is associated with:
1) sales of crude oil (mostly export)
2) sales of refined petroleum products (mostly on domestic market).

The above two spheres of activity for the past three years have been occupying a dominant position in the structure of sales. Fluctuations in the value terms in the company's income from export of crude oil and refined petroleum products and from their sales on the domestic market depends on the movements of the exchange rate of the Ruble versus foreign currencies and the inflation rates on the Russian domestic market.

Main areas of crude oil and petroleum products sales
Russia:
Belgorod, Briansk, Voronezh, Irkutsk, Kemerovo, Lipetsk, Moscow, Novosibirsk, Orel, Penza, Rostov, Samara, Tambov, Tyumen, Tomsk, Ulianovsk oblasts, Krasnodar, Krasnoyarsk and Stavropol kraya (regions).
Foreign countries:
Belarus, Great Britain, Hungary, Germany, Greece, Denmark, Israel, Spain, Italy, Kazakhstan, China, the Netherlands, Poland, Romania, Singapore, Turkey, Ukraine, Finland, France Sweden, Japan and others.

Crude oil exports
YUKOS exports to the following countries: Belarus, Belgium, Bulgaria, Great Britain, Hungary, Germany, Greece, Israel, Spain, Italy, Cyprus, China, Lithuania, the Netherlands, Poland, Slovakia, Serbia, the USA, Turkey, Ukraine, Finland, France, the Czech Republic, Croatia, Sweden and others. Main off-takers of YUKOS' export oil are largest international oil companies.

Wholesale supplies to the domestic market, sales of petroleum products through NPO enterprises and the filling stations network
Sales of petroleum products on the domestic market were performed taking into account the price and demand environment for all types of produce turned out at YUKOS' refineries. There has been an increase in YUKOS' petroleum products sales through the filling stations network.

Thousand tons	2001 г.	%	2002 г.	%	2003 г.	%
Wholesale	15 458	92	16 977	91	15 679	88
Retail	1 353	8	1 693	9	2 221	12
Total	16 811		18 670		17 900	

Petroleum products exports
YUKOS exports petroleum products, namely fuel oil, diesel fuel, gasoline and others.

YUKOS' main competitors:
Large
LUKoil
Surgutneftegaz
TNK-BP
Regional
Tatneft

Bashneft

State-owned
Rosneft

2. DEVELOPMENT PROSPECTS

YUKOS' plans for future activities include measures associated with the development of oil and gas fields, exploration of fields under currently held licenses and obtainment of new licenses. Measures associated with maintenance, modernization and enhancement of oil refining capacities, improvement of refined products turnout structure and advancement of the depth of refining, expansion of the network of sales services, improvement of the quality and comprehensiveness of consumer services.

YUKS' strategy provides for further increasing crude production. It is planned to achieve this objective on the basis of enhancement of fields under development and placing in production new fields, first of all in Eastern Siberia.

In this regard, development of new fields is associated with a high gas factor, which challenges YUKOS with a new objective: building up gas production and utilization. YUKOS intends to use those considerable volumes of gas for generation of power that will be subsequently consumed by YUKOS' enterprises.

YUKOS' strategy in oil refining provides for modernization of its oil refineries aimed at enhancing depth of oil refining. This will make it possible to considerably increase the turn out of light petroleum products in demand on the market, while insignificantly increasing the refining volumes.

Development of YUKOS' oil refining capacity in accordance with the projected demand for individual petroleum products gives YUKOS an opportunity to strengthen its positions on the Russian market of light petroleum products.

YUKOS' sales strategy calls for a large-scale reorganization and modernization of its sales network, as well as optimization of petroleum products supply logistics.
The program of YUKOS' filling stations network reconstruction provides for:

- conservation and liquidation of filling stations that have no prospects;
- acquisition and construction of new filling stations;
- reconstruction of existing filling stations;
- entering in to partnership agreements with independent vendors.

The program of logistics restructuring provides for:

- cutting down the number of tank farms;
- modernization of filling systems and loading racks;
- construction of mini-terminals;
- operation of large-capacity tank trucks.

Implementation of the above programs will make it possible to enlarge the number of filling stations selling YUKOS produce, as well as cut down the costs of YUKOS' sales enterprises through optimization of logistics.

Development prospects statement.
Some of the information in this Annual Report may contain projections or other forward-looking statements regarding activity development prospects or future financial performance. It should be kept in mind that these statements are not guarantees of achievement of the declared objectives or occurrence of the projected events associated with such activity, and involve risks, uncertainties, and assumptions that cannot be predicted with certainty. Accordingly, actual outcomes and results may differ materially from the declared data or the forecasts in the development prospects statements. It is not intended to update these statements to make them conform with actual results. This Annual Report is not an offering or an announcement of any transaction, subscription, purchase or sale of any securities, and no part of this document is a basis of, or can be construed as the grounds for any contract or obligation.

3. DESCRIPTION OF MAIN RISKS ASSOCIATED WITH THE ACTIVITIES OF YUKOS

Risks associated with YUKOS activities

- A considerable or protracted decline in the prices of crude oil and refined products can have a negative effect on the operations, performance, financial standing, liquidity of YUKOS and its ability to fund the planned capital expenditures

- Unfavorable weather conditions and transportation problems can cause a stoppage in exploration, production, refining of oil and in marketing activity

Risks associated with the economic and social situation in Russia

- Economic and political instability, as well as the risks relating to inflation in Russia can have a negative effect on YUKOS' operations.

4. LIST OF LARGE-SCALE TRANSACTIONS

LIST OF TRANSACTIONS CARRIED OUT BY THE COMPANY IN THE YEAR UNDER REVIEW, THAT ARE CONSIDERED LARGE-SCALE TRANSACTIONS UNDER THE FEDERAL LAW "ON JOINT STOCK COMPANIES", AS WELL AS OTHER TRANSACTIONS TO WHICH THE PROCEDURE FOR APPROVAL OF LARGE-SCALE TRANSACTIONS APPLIES UNDER THE COMPANY CHARTER, WITH SPECIFICATION FOR EACH TRANSACTION OF ITS MATERIAL TERMS AND CONDITIONS AND THE GOVERNING OF THE COMPANY THAT APPROVED THE TRANSACTION

In 2003 Yukos Oil Company carried out transactions considered as the large-scale ones in accordance with Federal law "On Joint-Stock Companies" and transactions which required the application of approval procedures established for large-scale transaction in the Articles of Association

Below is the list of transactions conducted by Yukos Oil Company in the year under review, which were recognized as the large-scale ones pursuant to Federal law "On Joint-Stock Companies" with the specification of essential conditions of each such transaction and the managing body of the Company, which adopted decision on its approval.

Managing body, which approved	Description and essential terms of transaction
Extraordinary general shareholder May 27, 2003	*1. To approve the large-scale transaction of OJSC YUKOS Oil the subject of which is the property, the cost of which amounts to more than 50% of the balance-sheet cost of OJSC YUKOS Oil's assets defined based on the data of its accounting reports for Q 1 2003, consisting of the following interconnected transactions of OJSC YUKOS Oil aimed at acquisition by OJSC YUKOS Oil of common registered shares of OAO Sibneft:* *To approve the Deed of Share Purchase of 948 259 926 outstanding common registered shares of OAO Sibneft with par value of RUR 0.0016 each, (amounting to 20% minus one share of the Authorized Capital of OAO Sibneft) between OJSC YUKOS Oil (Buyer) and White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd, Heflinham Holdings Ltd, Kindselia Holdings Ltd. (Sellers) for a price equivalent to USD 3,000,000,000 (three billion US Dollars) while authorizing the Managing Organization of OJSC YUKOS Oil to alter the terms and conditions of the Agreement, except for the ones set forth by this resolution, and to approve the transactions and actions provided for by the Deed of Share Purchase, including:* - *to approve the fulfillment of obligations of OJSC YUKOS Oil to*

pay for the shares of OAO Sibneft by means of payment of the above price in money or other form determined by the Board of Directors of OJSC YUKOS Oil, including but not limited to by means of transfer to the Sellers of OJSC YUKOS Oil promissory notes (interest-free promissory notes with nominal value equivalent to USD 3,000,000,000 (three billion US Dollars) payable in Russian Rubles at the Central Bank of Russia exchange rate at the date of payment, repayable "on demand"), the obligations under which can be terminated by means of payment of the promissory not amount or by other means agreed upon by the Parties;

- *to approve the receipt by OJSC YUKOS Oil under a Deed of Charge, to be entered into in connection with the Deed of Share Purchase, as a pledge (under charge) of the purchased shares of OAO Sibneft until the transfer by the Sellers of the shares to the ownership of OJSC YUKOS Oil, as security of the fulfillment of the Sellers' obligation to transfer the shares of OAO Sibneft in accordance with the Deed of Share Purchase;*
- *to approve the transfer by OJSC YUKOS Oil under a Deed of Charge, to be entered into in connection with the Deed of Share Purchase, as a pledge (under charge) of the purchased shares of OAO Sibneft to the Sellers until the payment for the shares as security of fulfillment of OJSC YUKOS Oil's obligations under the Deed of Share Purchase;*
- *to approve OJSC YUKOS Oil's raising borrowed funds in the amount no more than USD 3,000,000,000 (three billion US Dollars) for a period of not more than three years at an interest rate of not more than 15% per annum, or issue by OJSC YUKOS Oil of own interest-free promissory note of nominal value equivalent to USD 3,000,000,000 (three billion US Dollars) payable in Russian Rubles at the Central Bank of Russia exchange rate at the date of payment, repayable "on demand" with the possibility of subsequent novation into Ruble-denominated promissory notes with nominal value not to exceed the equivalent of USD 3,000,000,000 (three billion US Dollars) at the Central Bank of Russia exchange rate at the date of the novation at an interest rate not to exceed the Central Bank of Russia refinancing rate at the date of novation with maturity not more than 3 years from the date of issue.*

To approve the transactions of exchange by OJSC YUKOS Oil of common registered shares of OJSC YUKOS Oil for outstanding common registered shares of OAO Sibneft in the amount of up to 3 413 735 740, amounting to 72% of the Authorized Capital of OAO Sibneft, between OJSC YUKOS Oil and OAO Sibneft, while authorizing the Board of Directors of OJSC YUKOS Oil to determine the shares exchange rate taking into account the requirements of the normative acts and the market value of the shares, provided, that the aggregate number of shares of OJSC YUKOS Oil transferred in exchange for OAO Sibneft shares cannot exceed the number of shares amounting to 26,01% of OJSC YUKOS Oil Authorized Capital as at the time of the exchange.

To approve the Deed of Share Exchange under which common registered shares of OJSC YUKOS Oil will be exchanged for common registered outstanding shares of OAO Sibneft in the amount up to 3 413 735 740 shares amounting to 72% of the Authorized Capital of OAO Sibneft, between OJSC YUKOS Oil and shareholders of OAO Sibneft: White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd, Heflinham Holdings Ltd, Kindselia Holdings Ltd., while authorizing the Board of Directors of OJSC YUKOS Oil to define the procedures for such exchange, including the rate of shares exchange, taking into account the requirements of the normative acts and the market value of the shares, provided, that the aggregate number of shares of OJSC YUKOS Oil transferred in exchange for OAO Sibneft shares cannot exceed the number of shares amounting to 26,01% of OJSC YUKOS Oil Authorized Capital as at the time of the exchange.

To approve performance by OJSC YUKOS Oil of any transactions and actions

	associated with conclusion and execution of the Deed of Share Purchase and the Deed of Share Exchange, as well as any transactions and actions described and specified in the above Deeds and/or attachments to them. *To authorize the Board of Directors of OJSC YUKOS Oil to undertake all actions and take the decisions required to fulfill the terms and conditions of the Deeds specified herein.* *2. To confirm the powers of OOO YUKOS-Moscow, the Managing Organization of OJSC YUKOS Oil, to enter into transactions on behalf of OJSC YUKOS Oil and authorize it to perform all actions and sign all documents required for execution of transactions for fulfillment of this resolution*
Meeting of the Board of Directors of Yukos Oil Company (Minutes # 120/1-20 of September 23,2003)	1 In accordance with Article 79 of the Federal Law "On Joint Stock Companies" to approve as a major transaction (between 25 and 50% of the balance sheet assets of the Company) the following interrelated transactions of the Company: *(1) arrangement by the Company of a loan (the "**Loan**") by Citibank N.A., Commerzbank Aktiengesellschaft, Crédit Lyonnais SA, Deutsche Bank AG, HSBC Bank Plc, ING Bank N.V. and Société Générale S.A. and a syndicate of international finance institutions which will be determined by the Banks and Joint Bookrunners (Citigroup, HSBC Bank plc and SG CIB) and agreed with the Company pursuant to the following major terms and conditions:* ***Loan Amount**: 1,000,000,000 (one billion) U.S. dollars available in two equal tranches of 500,000,000 (five hundred million) U.S. dollars (subject to an increase of the loan amount to 1,500,000,000 (one billion five hundred million) U.S. dollars with the amount of each tranche to be increased on a pro rata basis).* ***Interest Rate**: of an amount not exceeding LIBOR + 2% per annum.* ***Repayment Date**: 1 tranche – 3 years, 2 tranche – 5 years.* *Any other Loan features shall be stipulated in the terms of the Loan set out in the Mandate Letter to arrange a short-term loan dated "11" September 2003 ("**Terms of the Loan**") (please see attached).* *(2) Entering by the Company as a commission agent under the contract with LLC "Energotrade" into crude oil export contracts with the oil trading company Routhenhold Holdings Ltd. (the "**Export Contracts**") in the volume of up to 4,900,000 (four million nine hundred thousand) metric tons on terms and conditions provided by the Terms of the Loan (with a volume increase on a pro rata basis in the event of an increase in the Loan Amount).* *(3) in accordance with the Terms of the Loan, the Loan shall be secured by proceeds from crude oil flows under the Export Contracts with Routhenhold Holdings Ltd. to the extent of the Loan Amount and repayment of interest on credit, commissions and other recoverable expenses. In accordance with the Terms of the Loan and for the purposes of security for the Loan to approve assignment of the Company's rights under the Export Contracts, assignment of rights under the Commission Agreement between LLC "Energotrade" and the Company, and also to approve the incurrence of liabilities by the Company which guarantee that*

the volume of oil is sufficient to be supplied under the Export Contracts;

*(4) the Company, entering for the purposes of collateral liabilities, into pledge contracts of bank accounts in rouble and foreign currency opened with Bank Société Générale Vostok, Commerzbank Eurasia and Crédit Lyonnais Rusbank (hereinafter – "**Banks**") between the Company as the pledgor and Société Générale S.A. as the pledgee; and*

(5) entering into additional agreements to the amendment agreements to the bank account agreements between the Company as a client and the Banks for Société Générale S.A. to be granted the right of direct debit of monetary funds in the Event of a default under the Loan.

2 In connection with the Loan arrangement to approve transactions set out in clause 1 of this resolution as transactions set out in clause 2, sub-clause 30, of Article 20 of the Company's Charter.

3 In connection with the Loan arrangement by the Company to take into account and agree upon information regarding security for the Loan out of proceeds generated by crude oil deliveries carried out by the oil trading company Petroval S.A. (Commission Agent under contract with Routhenhold Holdings Ltd.) under a supply agreement with Polsky Koncern Naftowy Orlen S.A. ("**PKN**", Poland) and under supply contracts with subsidiaries of BP, ExxonMobil, Fotum, Shell, Chevron Texaco and Total (or any other agreed offtakers pursuant to the Terms of the Loan – the "**Western Offtakers**").

To take into account and agree information that for the purposes of security for the Loan Routhenhold Holdings Ltd., Petroval S.A. and LLC "Energotrade" shall carry out the following actions and transactions related thereto:

- *Pledge of Accounts of Petroval S.A. in accordance with English law,*
- *Assignment of rights in Routhenhold Holdings Ltd. under the Export Contracts and the rights of Petroval S.A. under Supply Contracts with PKN and the Western Offtakers,*
- *Assignment of rights under the Commission contract between Petroval S.A. and Routhenhold Holdings Ltd.,*
- *Provision of a guarantee and the undertaking of the obligations by LLC Energotrade to provide oil in the amount sufficient to cover deliveries under the Export Contracts,*
- *Assignment of rights by LLC Energotrade under the Export Contracts and the Commission contract between LLC Energotrade and the Company,*
- *Pledge of accounts by LLC Energotrade opened with the Banks to guarantee that the Company's obligations under the Loan are carried out and the entering into by LLC Energotrade into additions to the bank accounts contracts granting Société Générale S.A. the right to direct debits from the monetary funds if there is an Event of default on the part of the Company under the Loan.*

The above-mentioned actions and transactions envisaged for securing the Loan are agreed and entered into in accordance with the Terms of the Loan.

Board of Directors of Yukos Oil Company (Minutes # 120/1-21 of September 25, 2003)	**1** In accordance with Article 79 of the Federal Law "On Joint Stock Companies" to approve the following interrelated transactions of the Company as a major transaction (between 25 and 50% of the balance sheet assets of the Company): (1) obtaining by the Company of a loan (the "**Loan**") from Société Générale S.A. pursuant to the following principal terms and conditions: **Loan Amount**: 1,600,000,000 (one billion six hundred million) U.S. dollars available in two equal tranches of 800,000,000 (eight hundred million) U.S. dollars. **Interest Rate**: of an amount not exceeding LIBOR + 2% per annum. **Repayment Date**: 1 tranche – 3 years, 2 tranche – 5 years. Any other Loan conditions shall be stipulated in the Terms of the Loan set out in the Mandate Letter (the "**Terms of Loan**"). (2) Entering by the Company as a commission agent under the contract with LLC "Energotrade" into crude oil export contracts with the oil trading company Routhenhold Holdings Ltd. (the "**Export Contracts**") in the volume of up to 8.1 million (eight million one hundred thousand) metric tons on terms and conditions provided by the Terms of the Loan. (3) in accordance with the Terms of the Loan, the Loan shall be secured by proceeds from crude oil exports under the Export Contracts with Routhenhold Holdings Ltd. in the amount of *the Loan principal amount, interest, commissions and other expenses*. In accordance with the Terms of Loan and for the purposes of security for the Loan, it is resolved to approve the assignment of the Company's rights under the Export Contracts, assignment of the Company's rights under the Commission Agreement between LLC "Energotrade" and the Company and also to approve by the Company the incurrence of its liabilities which guarantee that the volume of oil is sufficient to be supplied under the Export Contracts; (4) entering by the Company to secure its obligations under the Loan into pledges of rights to rouble and foreign currency bank accounts opened with the deal passport banks (the "**Banks**"); (5) entering into additions to bank account agreements between the Company as a client and the Banks for Société Générale S.A. to be granted the right of direct debit of monetary funds from the Company's bank accounts upon occurrence of an Event of Default under the Loan. **2** In connection with the Loan arrangement to approve transactions set out in clause 1 of this resolution as transactions set out in clause 2, sub-clause 30, of Article 20 of the Company's Charter. **3** In connection with the Loan to take into account and approve the information regarding the security for the Loan out of export proceeds provided by the oil trading company Petroval S.A. (Commission Agent under contract with Routhenhold Holdings Ltd.) under the Offtake Contracts with Moltrade-Mineralimpex, a subsidiary of MOL ("**MOL**", Hungary) and under offtake contracts with the subsidiaries of BP, ExxonMobil, Fotum, Shell, Chevron Texaco and Total (or any other agreed offtakers pursuant to the Terms of Loan(the "**Western Offtakers**") To take into account and approve the information that for the purposes of security for the Loan Routhenhold Holdings Ltd., Petroval S.A. and LLC "Energotrade" shall perform the following actions and enter into the

	following transactions related thereto: – Pledge of Accounts of Petroval S.A. in accordance with English law, – Assignment of rights of Routhenhold Holdings Ltd. under the Export Contracts and rights of Petroval S.A. under Supply Contracts with MOL and the Western Offtakers, – Assignment of rights under Commission contract between Petroval S.A. and Routhenhold Holdings Ltd., – Provision of a guarantee and the undertaking of the obligations by LLC Energotrade to provide oil in the amount sufficient to cover deliveries under the Export Contracts, – Assignment of rights by LLC Energotrade under the Export Contracts and the Commission contract between LLC Energotrade and the Company, – Pledge of accounts by LLC Energotrade opened with the Banks to secure the Company's obligations under the Loan and entering by LLC Energotrade into additions to the bank account agreements granting Société Générale S.A. the right to direct debit from the monetary funds of LLC Energotrade's bank accounts upon occurrence of an Event of Default under the Loan. The above-mentioned actions and transactions envisaged for securing the Loan are agreed and entered into in accordance with the Terms of Loan

5. LIST OF TRANSACTIONS IN WHICH THERE IS AN INTEREST

LIST OF TRANSACTIONS CARRIED OUT BY THE COMPANY IN THE YEAR UNDER REVIEW, THAT ARE CONSIDERED TRANSACTIONS IN CONCLUSION OF WHICH THERE IS AN INTEREST UNDER THE FEDERAL LAW "ON JOINT STOCK COMPANIES", WITH SPECIFICATION FOR EACH TRANSACTION OF THE PERSON (PERSONS) WITH AN INTEREST, MATERIAL TERMS AND CONDITIONS AND THE GOVERNING BODY OF THE COMPANY THAT APPROVED THE TRANSACTION

Below is the list of transactions performed by the company in the year under review that are considered transactions in conclusion of which there is an interest under the Federal Law "On Joint Stock Companies", with specification for each transaction of the person (persons) with an interest, material terms and conditions and the governing body of the company that approved the transaction.

Managing body which approved the transaction	Description and essential conditions of transaction	Interested party
Board of Directors of Yukos Oil Company (Minutes # 120/1-23 of 24.07.2003)	To approve conclusion on behalf of Yukos Oil Company of an Agency Contract between Yukos Oil Company and AKB Trust and Investment Bank (JSC) as a transaction in which there is an interest of Member of the Board of Directors of Yukos Oil Company Francois Claude Buclez, while authorizing the executive body (Managing Organization) of Yukos Oil Company to alter the terms of the Contract.	Member of the Board of Directors of Yukos Oil Company Buclez François Claude
Board of	1. To perform the terms and conditions of the Deed of Share Purchase of	

Directors of Yukos Oil C (Minutes # 120/1-21 of September 25, 2003)	April 30, 2003 and the Deed of Share Exchange of April 30, 2003 approved by the extraordinary general meeting of shareholders of OAO Yukos Oil Company of May 27, 2003 (Minutes of the Meeting No. 2), and also to amend the terms and conditions of the Deed of Share Purchase of April 30, 2003 and the Deed of Share Exchange of April 30, 2003, *the Deed of Consent and Variation* between OAO Yukos Oil Company, Kravin Investments Ltd., acting as the Seller Representative under the Deed of Share Purchase, and White Pearl Investments Ltd., acting as the OAO Sibneft Principal Shareholders Representative under the Deed of Share Exchange, acting on behalf of White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd, Heflinham Holdings Ltd and Kindselia Holdings Ltd, is hereby approved substantially as set forth in the Exhibit hereto. 2. OOO YUKOS-Moscow Ltd., the management company of OAO Yukos Oil Company is hereby instructed to perform any and all actions and sign any and all documents required to comply with this Resolution and, provided, however, that pending any transactions or signature or any other agreements and arrangements under or arising out of *the Deed of Consent and Variation* that have not been provided in the resolution to enter into the major transaction approved by the extraordinary general meeting of shareholders of OAO Yukos Oil Company of May 27, 2003 (Minutes of the Meeting No. 2), the Board of Directors of OAO Yukos Oil Company will consider approval of the above transactions and submit the above transactions for consideration by the General Shareholders' Meeting of OAO Yukos Oil Company as provided by the Federal Law On Stock Companies	
	1. For the purposes of this approval, it shall be established that pursuant to Article 77 of the Federal Law on Stock Companies, the price of the acquired (disposed of) assets in connection with the following interested-party transactions of OAO Yukos Oil Company, namely: Deed of Adherence to Deed of Share Purchase by and among OAO Yukos Oil Company, White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd, Heflinham Holdings Ltd, Kindselia Holdings Ltd., Yukos Universal Limited and Hulley Enterprises Limited; Deed of Adherence to Deed of Share Exchange by and among OAO Yukos Oil Company, White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd, Heflinham Holdings Ltd, Kindselia Holdings Ltd., Yukos Universal Limited and Hulley Enterprises Limited; Registration Rights Agreement by and among OAO Yukos Oil Company, White Pearl Investments Ltd., компанией N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd, Heflinham Holdings Ltd, Kindselia Holdings Ltd., Yukos Universal Limited and Hulley Enterprises Limited, is deemed to be the market value and is less than 2% of the book value of the OAO Yukos Oil Company assets established as per its accounting statements for the 2nd quarter 2003. 2. In order to perform the Deed of Share Purchase of April 30, 2003 and the Deed of Share Exchange of April 30, 2003 approved by an extraordinary general meeting of shareholders of OAO Yukos Oil Company on May 27, 2003 (Minutes of the Meeting No. 2), and pursuant to Article 83 of the Federal Law on Stock Companies, the following interested-party transactions, namely the entry by OAO Yukos Oil Company into the following agreements: Deed of Adherence to Deed of Share Purchase and Deed of Adherence to Deed of	

	Share Exchange by and among OAO Yukos Oil Company, White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd, Heflinham Holdings Ltd, Kindselia Holdings Ltd., Yukos Universal Limited and Hulley Enterprises Limited, under which Yukos Universal Limited and Hulley Enterprises Limited shall, under certain limited circumstances, act as obligors and be secondarily liable with OAO Yukos Oil Company under the Deed of Share Purchase and Deed of Share Exchange; and Registration Rights Agreement under which White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd, Heflinham Holdings Ltd, Kindselia Holdings Ltd., Yukos Universal Limited and Hulley Enterprises Limited (the "Principal Shareholders") shall under certain limited circumstances and subject to certain limitations to demand, following any initial public offering of the OAO Yukos Oil Company ("OAO YukosSibneft", the "company") shares in the USA, that the company effect the registration under the Securities Act 1933 of the shares they hold and will be able to include their shares in such registrations which may be effected by the company or, in certain limited cases, to demand that the company register their shares and to provide a general compensation to the Principal Shareholders and, subject to certain limitations, cover certain costs incurred by the Principal Shareholders in connection with the registration and offering of their shares (including underwriters' offers.), shall be approved. 3. OOO YUKOS-Moscow Ltd., a managing company for OAO Yukos Oil Company, is hereby authorized to amend the terms and conditions of the aforementioned agreements, except as provided hereby, and instructed to perform any and all actions and sign any and all documents required to comply with this Resolution, provided, however, that if the need arises to enter into any transactions or to execute any other agreements or arrangements under or arising out of the Deed of Adherence to Deed of Share Purchase, Deed of Adherence to Deed of Share Exchange and Registration Rights Agreement, and which may result in the entry into the transactions subject to Chapter X and/or Chapter XI of the Federal Law on Stock Companies, the Board of Directors of OAO Yukos Oil Company will consider approval of the above transactions and submit the above transactions for consideration by the General Shareholders' Meeting of OAO Yukos Oil Company as provided by the Federal Law On Stock Companies. 4. The transactions referred to in section 2 hereof as the transactions referred to in subparagraph 21, paragraph 2, Article 20 and subparagraph 30, paragraph 2, Article 20 of the OAO Yukos Oil Company Charter shall be approved.	
Board of Directors of Yukos Oil Company (Minutes # 120/1-23 of 10.10.2003)	1.1. To approve (in accordance with Article 77 of Russian Federal Law «On Joint Stock Companies») as being arm's length the sale price of $0.2112 per one share of Trust Investment Bank, which according to the Company's accounts as of September 30, 2003, represents less than 2% of the book value of YUKOS' assets. 1.2. To approve (in accordance with Article 77 of Russian Federal Law «On Joint Stock Companies») as being arm's length the sale price of $0.3989 per one share of Bank Menatep St. Petersburg, which according to the Company's accounts as of September 30, 2003, represents less than 2% of the book value of YUKOS' assets. 2.1. To approve (in accordance with Article 83 of Russian Federal Law «On Joint Stock Companies») a vested interest transaction, namely the agreement between YUKOS Oil Company and IFA Menatep for the sale/purchase of common shares of Trust Investment Bank (representing 19.981% of the authorized capital) for $ $0.2112 per one share with a par value of RUR 1.	Member of the Board of Directors of Yukos Oil Company Buclez François Claude

	2.2. To approve (in accordance with Article 83 of Russian Federal Law «On Joint Stock Companies») a vested interest transaction, namely the agreement between YUKOS Oil Company and IFA Menatep for the sale/purchase of common shares of Bank Menatep St. Petersburg (representing 19.731% of the authorized capital) for $ $0.3989 per one share with a par value of RUR 5. 3. To authorize YUKOS Moscow Ltd. as the managing company of YUKOS to make changes (if necessary) to the terms of the agreements referred to in paragraph 2 above other than those approved in this Resolution and also direct YUKOS Moscow Ltd. to take all steps and execute all documents as may be required to implement the Resolution. 4. To approve the transactions referred to in paragraph 2 above as transactions referred to in YUKOS' Charter (Article 20, p. 2, sub-p. 26).	
Board of Directors of Yukos Oil Company (Minutes # 120/1-24 of 28.10.2003)	1. To determine that the price of services (Agent's Fee) under Agency Contract between YUKOS Oil Company and Joint Stock Commercial Bank MENATEP St. Petersburg (hereinafter MENATEP St. Petersburg) in the amount of up to USD 500,000.00 (five hundred thousand US Dollars) is arms length. 2. To approve conclusion on behalf of YUKOS Oil Company of an Agency Contract between YUKOS Oil Company and MENATEP St. Petersburg as a vested interest transaction in accordance with Article 81 of the Federal Law "On Joint Stock Companies", because shareholders of MENATEP St. Petersburg are affiliated persons of YUKOS Oil Company shareholders, holding, together with their affiliated persons, 20 and more per cent of voting shares of YUKOS Oil Company, while authorizing the executive body (Managing Company) of YUKOS Oil Company to modify the terms and conditions of the Contract except for the ones set forth hereby in accordance with the following:	Member of the Board of Directors of Yukos Oil Company Buclez François Claude, Yukos Oil Company»

Type of transaction	YUKOS' counter party in the transaction	Description of the subject and material terms of the Contract	Term of the Contract	Price under the Contract
Agency Contract	MENATEP St. Petersburg)	1.1. The Agent undertakes for a consideration to carry out under the Principal's instructions legal actions on behalf and at the expense of the Principal aimed at: - calculation and payment of dividend for 9 months of FY 2003 on common shares of the Principal to physical persons – shareholders of the latter (hereinafter "Physical Persons", "Resident Physical Persons", "Non-resident Physical Persons") on the terms and under the procedure set forth in this Contract; - calculation and payment of dividend for 9 months of FY 2003 on common shares of the Principal to legal persons – shareholders of the latter (hereinafter "Legal Persons", "Resident Legal Persons", "Non-resident Legal Persons") on the terms and under the procedure set forth in this Contract; - calculation, withholding and transfer in accordance with the procedure set forth by Law of the tax on income of Physical Persons established by the Legislation of the Russian Federation in effect, on the income of the Physical Persons received in the form of the dividend on shares; - issue to Physical Persons of information according to the form, established by the tax authorities (№ 2-НДФЛ, approved by Order of the Ministry for Taxes and Collections of November 1,	Until 2007	Agent's Fee 500,000.00 US Dollars (max)

		2000 № БГ-3-08/379), about the income in accordance with this Contract.		

and to recommend to the executive body (Managing Organization) of YUKOS Oil Company to organize the signing on behalf of YUKOS Oil Company of an Agency Contract between YUKOS Oil Company and MENATEP St. Petersburg.

6. BOARD OF DIRECTORS

By approving this Annual Report the Board of Directors of YUKOS Oil Company thereby acknowledges the results of YUKOS Oil Company's development along the priority lines of its activity as satisfactory and consistent on the whole with the plans.

From January 1 till June 18, 2003 the Board of Directors comprised the following Board Members elected at the Annual General Meeting of Shareholders of YUKOS Oil Company on June 27, 2002:

1. Golubev, Yuri A.
2. Gupta, Raj K.
3. Kontorovich, Akexei E.
4. Kosciusko-Morizet, Jacques
5. Carey, Sarah C.
6. Loze, Bernard
7. Muravlenko, Sergei V.
8. Pokholkov, Yuri P.
9. Soublin, Michel
10. Temerko, Alexander V.
11 Khodorkovsky, Mikhail B.

From June 18 till December 31, 2003 the Board of Directors comprised the following Board Members elected at the Annual General Meeting of Shareholders of YUKOS Oil Company on June 18, 2002:

1. Buclez Francois Claude
2. Golubev, Yuri A.
3. Gupta, Raj K.
4. Kontorovich, Akexei E.
5. Kosciusko-Morizet, Jacques
6. Kukes S.G. - Chairman
7. Carey, Sarah
8. Loze, Bernard
9. Pokholkov, Yuri P.
10. Soublin, Michel
11. Khodorkovsky, Mikhail B. - подал заявление о выходе из состава СД с 3.11.2003

Brief biographical information on the Members of the Board of Directors of YUKOS Oil Company.

Buclez Francois Claude
Year of birth: ***1964***

Positions during the last 5 years:
Period: ***1999 - 2002***
Organization: ***«Credit Suisse First Boston», London/Moscow.***
Field of activity: ***emerging markets***
Position: ***Managing Director***

Period: ***2002 – 2003***
Organization: ***Bank*** «Bank MENATEP SPb», ***OAO «AKB «DiB»***
Field of activity: ***managerial***
Position: ***member of the Board of Directors***

Period: ***2002 – 2003***

Organization: ***Bank TRUST***
Field of activity: ***managerial***
Position: ***member of the Board of Directors***

Period: ***2002 – 2003***
Organization: **GM Investment &Co.**
Field of activity: ***managerial***
Position: ***Director***

Period: ***2002 – 2003***
Organization: ***ZAO «MFO «MENATEP»***
Field of activity: ***managerial***
Position: ***member of the Board of Directors***

Period: ***15/12/2003 – 31/12/2003***
Organization: ***Cube Capital Ltd***
Field of activity: ***asset management***
Position: ***chief investment officer***

Share in the Authorized Capital of YUKOS Oil Company: ***none***

Golubev, Yuri A.
Year of birth: ***1942***

Positions during the last 5 years:
Period: ***1999 - 1999***
Organization: ***YUKOS Oil Company (part time)***
Field of activity: ***managerial***
Position: ***Manager, Office of the Managing Director***

Period: ***1999 - 2000***
Organization: ***YUKOS Oil Company***
Field of activity: ***managerial***
Position: ***Director, Business Development Directorate of ZAO YUKOS EP***

Period: ***2000 – 31.12.2003.***
Organization: ***YUKOS Oil Company***
Field of activity: ***managerial***
Position: ***Member of the Board of Directors of YUKOS Oil Company***

Share in the Authorized Capital of YUKOS Oil *Company*: ***0.01739%***

Gupta, Raj Kumar
Year of birth: ***1942***

Positions during the last 5 years:
Period: ***1998 - 2000***
Organization: ***Phillips Petroleum Oil Company (USA)***
Field of activity: ***managerial***
Position: ***Vice-president for strategic planning of Phillips Petroleum Oil Company***

Period: ***2000 – 31.12.2003***
Organization: ***Independent consultant***
Field of activity: ***consulting***
Position: ***Independent management consultant, Houston, Texas (USA)***

Share in the Authorized Capital of YUKOS Oil *Company*: ***none***

Kontorovidh, Akexei E.
Year of birth: ***1934***

Positions during the last 5 years:
Period: ***1998 – 31.12.2003***
Organization: ***Institute of Oil and Gas Geology of the Siberian Division of the Russian Academy of Sciences***
Field of activity: ***scientific***
Position: ***Director of the Institute of Oil and Gas Geology of the Siberian Division of the Russian Academy of Sciences***

Share in the Authorized Capital of YUKOS Oil *Company*: ***none***

Kosciusko-Morizet, Jacaues
Year of birth: ***1943***

Positions during the last 5 years:
Period: ***1998 - 2000***
Organization: ***Bank Credit Lyonnais***
Field of activity: ***managerial***
Position: ***Executive Vice-president of Bank Credit Lyonnais***

Period: ***2000 – 2003***
Organization: ***"Kajis Sar l", France***
Field of activity: ***managerial***
Position: ***Manager, "Kajis Sarl", France***

Share in the Authorized Capital of YUKOS Oil *Company*: ***none***

Kukes Simon Grigorievich
Year of birth: ***1946***

Positions during the last 5 years:
Period: ***1998 - 2003***
Organization: ***OAO TNK***
Field of activity: ***managerial***
Position: ***President, Chairman of the Board***

Period: ***18.06.2003 – 31.12.2003***
Organization: ***YUKOS Oil Company***
Field of activity: ***managerial***
Position: ***Chairman of the Board of Directors, Chairman of the Board***

Share in the Authorized Capital of YUKOS Oil Company: ***none***

Carey, Sarah C.
Year of birth: ***1938***

Positions during the last 5 years:
Period: ***1998 – 2003***
Organization: ***"Squire, Sanders & Dempsey LLP"***
Field of activity: ***legal***
Position: ***Attorney/Partner, "Squire, Sanders & Dempsey LLP", Washington, D.C., USA***

Share in the Authorized Capital of YUKOS Oil Company: ***none***

Loze, Bernard
Year of birth: ***1946***

Positions during the last 5 years:
Period: ***1998– 2000.***
Organization: ***"Dubin Swieca & Loze"***
Field of activity: ***managerial***
Position: ***Chairman of the Board and President***

Period: ***2000–2003.***
Organization: ***"Loze & Associes"***
Field of activity: ***managerial***
Position: ***President.***

Share in the Authorized Capital of YUKOS Oil Company: ***none***

Pokholkov, Yuri P.
Year of birth: ***1939***

Positions during the last 5 years:
Period: ***1997 – 2003***
Organization: ***Tomsk Polytechnic University, Association of Engineering Education of Russia***
Field of activity: ***educational***
Position: ***Rector of Tomsk Polytechnic University, President of Association of Engineering Education of Russia.***

Share in the Authorized Capital of YUKOS Oil Company: ***0.000008%***

Soublin, Michel
Year of birth: ***1945***

Period: ***1998 - 2001***
Organization: ***OOO YUKOS-Moscow***
Field of activity: ***managerial***
Position: ***Vice-president for Economics and Finance***

Period: ***1999 - 2000***
Organization: ***OOO YUKOS-Moscow***
Field of activity: ***managerial***
Position: ***Deputy Chairman of the Management Board for Economics and Finance, Management Board***

Period: ***2000 - 2001***
Organization: ***OOO YUKOS-Moscow***
Field of activity: ***managerial***
Position: ***Vice-president for Economics and Finance, Management***

Period: ***2001 – 2003***
Organization: ***Schlumberger Ltd.***
Field of activity: ***financial***
Position: ***Treasurer, Schlumberger Ltd., Paris, France***

Share in the Authorized Capital of OJSC YUKOS Oil: ***none***

Khodorkovsky, Mikhail B.
Year of birth: ***1963***

Positions during the last 5 years:

Period: ***1997 - 1998***
Organization: ***ZAO ROSPROM***
Field of activity: ***managerial***
Position: ***Chairman of the Joint Management Board of ZAO ROSPROM***

Period: ***1998 - 2000***
Organization: ***OOO YUKOS-Moscow***
Field of activity: ***managerial***
Position: ***Chairman of the Management Board of OOO YUKOS-Moscow***

Period: ***2000 – 3.11.2003***
Organization: ***OOO YUKOS-Moscow***
Field of activity: ***managerial***
Position: ***Chairman of the Board of Directors of OOO YUKOS-Moscow – Managing Organization of YUKOS Oil Company***

Share in the Authorized Capital of YUKOS Oil Company: ***none***

7. INFORMATION ABOUT THE MANAGING ORGANIZATION

YUKOS Oil Company and OOO YUKOS-Moscow No. IO0-4-01/438 (No. IOMO-240-1/24) of May 3, 2000, the functions of the executive body are assigned to the Managing Organization.

Managing Organization:
Name: ***Limited Liability Company YUKOS-Moscow***
Location: ***17 Dubininskaya st., building. 13, Moscow 115054, Russian Federation***
Mailing address: ***Dubininskaya st. 31A, Moscow115054, Russian Federation***
Taxpayer Number: ***4014002911***

8. REMUNERATION PAID TO MEMBERS OF THE BOARD OF DIRECTORS AND OFFICERS OF THE MANAGING ORGANIZATION

The total amount of remuneration of the Members of the Board of YUKOS Oil Company and reimbursement of expenses associated with their performing the functions of Members of the Board of YUKOS Oil Company for the period 2003-2004 was set forth by the decision of the Annual General Meeting of Shareholders of OJSC YUKOS Oil of June 18, 2003 in the amount equivalent to USD 900 thousand, whereas the amount actually accrued to the Members of the Board of Directors in 2003 was RUR 19,274,405

The amount of remuneration and reimbursements paid to the Managing Organization of YUKOS Oil Company is set forth by the Contract (№IO8-4-01/1591 of September 1, 1998), whereas RUR 447,840,000 was actually paid to the Managing Organization in 2003.

9. INFORMATION ON COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

YUKOS observes the corporate governance principles fixed in the legislation in force, and supports introduction in Russian corporate practice of international standards of corporate governance and behavior taking into account the interests and rights of all subjects of corporate governance, including shareholders and investors, the peculiarities of companies' operations and the requirements of normative acts.

10. ACCOUNTING REPORTS

[Approved by the Board of Directors on April 28, 2004]

11. EXPLANATORY NOTE TO THE ACCOUNTING REPORTS

[Approved by the Board of Directors on April 28, 2004]

12. INFORMATION FOR SHAREHOLDERS

Share price

YUKOS shares are traded on the Moscow Interbank Currency Exchange (MICEX), the Russian Trading System (RTS) and the Moscow Stock Exchange (MSE). YUKOS Level 1 American Depositary Receipts are traded in the United States, Great Britain and continental Europe. Share price information is published in most of Russian business newspapers and is available on the corporate website.

RTS share market price range, 2003, USD per share.

	High	*Low*
Q 1	11.14	8.87
Q 2	14.10	9.59
Q 3	15.17	10.50
Q 4	16.00	9.51

Dividend information

Dividend for indicated fiscal year, RUR/share

	1999	2000	2001
Interim	-	1.26	2.64
Final*	1.34	2.58	4.18
Total	1.34	3.84	6.82

	2002	2003
For 9 months	5.70	26.78
Final*	4.19	-**
Total	9.89	26.78**

*Calculated amounts of annual dividend net of interim dividend or dividend for 9 months.
** On April 28. 2004 the Board of Directors of **Yukos Oil Company resolved to recommend the next general shareholders' meeting scheduled to be held on June 24, 2004 not to distribute dividends pursuant to results of Companies' activities in 2003 in general in connection with the already distributed dividends for 9 months of 2003.**

Dividend payment notification, with payment procedure details, is sent out separately to each shareholder.

Annual meeting of shareholders

The Annual General Meeting of Shareholders of YUKOS Oil Company will be held on June 24, 2004 in the Conference hall of Hotel «Radisson SAS Slavyanskaya» at the address of *2, Europe Square, Moscow, 121059.*

Stock administration:

Registrar

M-Reestr
Ul. Vavilova ,23
Moscow, 117312, Russia
Telephone: (+ 7 095) 719 0945
Facsimile: (+ 7 095) 719 0937

ADR Program Administration

Deutsche Bank offices:
Moscow: (+7 095) 797 5035,
London: (+44 207) 547 65 00,
New York: (+1 212) 250 8500

Auditor:

PriceWaterhouseCoopers;
52 Kosmodamianskaya Embankment, Building 5
Moscow 113054, Russia
Telephone: (+7 095) 967 6000
Facsimile: (+7 095) 967 6001

Contact Information:

Legal Address:
Ul. Lenina, 26
Nefteyugansk
Khanty-Mansiysk Autonneomous Area
628309 Russia

Managing Organization:
Dubininskaya st. 31A, Moscow 103045, Russia
Telephone: (+7 095) 232 3168
e-mail: info@yukos.ru

Investor Relations:
(for inquiries by institutional investors)
Alexander Gladyshev
Telephone: (+7 095) 788 0033
e-mail: investors@yukos.ru

Corporate Web Sites:

www.yukos.com
(English)

www.yukos.ru
(Russian)

10. ACCOUNTING REPORTS

RECEIVED
2006 JAN 30 P 1:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BALANCE SHEET
For 31 December 2003

CODES
Form No. 1 as per OKUD 0710001
Date (year, month, day) 2004/03/30
as per OKPO 00044440

Organization **OAO NK YUKOS**
Taxpayer's Identification Number **8604010486** **INN 8604010486**
Type of activity **Production, processing and sales of oil and oil products** **as per OKVED**
Organizational and legal form/Form of property
Open Joint Stock Company **as per OKOPF/OKFS 47 I 31**
Unit of Measurement **thousand rubles** **as per OKEI 384/385**
Location (address)
Nefteyugansk, 26 Lenina Street

Date Approved	
Date Sent/Received	

ASSETS	Figure code	For the beginning of accounting year	For the end of accounting period
1	2	3	4
I. Non-circulating Assets			
Intangible Assets	**110**	98	790
Fixed Assets	**120**	15,160,913	3,656,719
Construction in process	**130**	4,340,189	3,558,043
Profitable investments in material assets	**135**		
Long-term financial investments	**140**	76,647,308	471,859,285
Investments in affiliated companies	**141**	69,245,954	466,413,651
Investments in dependent companies	**142**	2,276,307	4.350,577
Loans granted to organizations for a term exceeding 12 months	**143**	4,088,865	549,841
Other long-term financial investments	**144**	1,036,182	545,216
Deferred tax assets	**145**	43,462	354,765
Other non-circulating assets	**150**	909,919	771,214
Research and Development activities	**151**		
Other	**152**	909,919	771,214
Total of Section I	**190**	**97,101,889**	**480,200,816**
II. Circulating Assets			
Supplies	**210**	627,660	787,562
Raw and other materials and other like valuables	**211**	430,499	369,023
Costs in production in progress	**213**	288	
Finished products and goods for resale	**214**	32,489	27,689
Goods dispatched	**215**	2,131	
Costs of future periods	**216**	151,920	390,814
Other supplies and costs	**217**	10,333	36
VAT on acquired valuables	**220**	2,234,151	828,689
Accounts receivable (payments expected within more than 12 months after the reporting date)	**230**	**0**	**0**
Buyers and customers	**231**		
Advances issued	**233**		
Other debtors	**234**		
Accounts receivable (payments expected within 12 months after the reporting date), including	**240**	38,878,875	62,150,954
Including: Buyers and customers	**241**	22,863,643	35,029,565
Advances issued	**243**	3,839,450	3,736,468

Other debtors	**244**	12,175,782	23,384,921
Short-term financial investments	**250**	15,393,896	3,078,068
Funds	**260**	2,945,201	3,049,042
Other circulating assets	**270**		
Total of Section II	**290**	**60,079,783**	**69,894,315**
BALANCE	**300**	**157,181,672**	**550,095,131**

Form 0710001 p.2

LIABILITIES	Line code	For the beginning of the accounting year	For the end of the accounting period
1	2	3	4
III. Capital and Reserves			
Authorized Capital Stock	**410**	8,948	10,802
The company's own stock redeemed from shareholders	**411**	( )	(42,150)
Supplementary capital	**420**	551,550	259,367,398
Reserve capital	**430**	895	1,342
Reserve funds formed according to legislation	**431**		
Reserves formed according to constitutive documents	**432**	895	1,342
	433		
Retained Earnings (Uncovered loss)	**470**	46,001,277	14,779,774
Total of Section III	**490**	**46,562,670**	**274,117,166**
IV. Long-Term Liabilities			
Loans and Credits	**510**		196,587,296
Bank credits to be repaid within more than 12 months	**511**		76,581,700
Other loans to be repaid within more than 12 months	**512**		120,005,596
Deferred tax liabilities	**515**	176,733	99,447
Other long-term liabilities	**520**	3,421,002	2,538,060
Total of Section IV	**590**	**3,597,735**	**199,224,803**
V. Short-Term Liabilities			
Loans and Credits	**610**	70,130	183,268
Bank credits to be repaid within 12 months	**611**		183,268
Other loans to be repaid within 12 months	**612**	70,130	
Account Payable	**620**	92,875,273	50,024,623
Suppliers and Contractors	**621**	29,909,420	32,222,932
Debt to Company Personnel	**622**	5,286	3,611
Debt to Government Off-Budget Funds	**623**		
Debt on Taxes and Collections	**624**	176,377	412,779
Other Creditors, including:	**625**	62,784,190	17,385,301
Notes payable	**626**	10,387,897	6,153,948
Advances received	**627**	143,502	9,123
Debt to participants (founders) in income payments	**630**	13,151,735	25,756,772
Income of future periods	**640**	923,435	788,499
Reserves for future costs	**650**	694	
Other short-term liabilities	**660**		
Total of Section V	**690**	**107,021,267**	**76,753,162**
BALANCE	**700**	**157,181,672**	**550,095,131**
Record of valuables accounted for on the off-balance accounts			
Rented fixed assets	**910**	10,586	50,754
Including those in leasing	**911**		
Inventory holdings accepted for chargeable storage	**920**	6,258,138	5,937,862
Goods accepted on commission	**930**		
Debts of insolvent debtors written off as loss	**940**	1,105,960	1,185,713
Received security of obligations and payments	**950**	1,810	
Issued security of obligations and payments	**960**	5,013,734	2,369,435
Wear of housing resources	**970**		
Wear of objects of external improvement and other similar objects	**980**		
Intangible assets received for utilization	**990**		
Materials accepted for processing	**991**		

Manager **(signature)** **Chief Accountant** **(signature)**

(signature) **(decoding of signature)** **(signature)** **(decoding of signature)**

Stamp: "Open Joint Stock Company "YUKOS Oil Company"

INCOME STATEMENT
For 12 months of the year 2003

CODES
Form No. 2 as per OKUD 0710002
Date (year, month, day) 2004/03/30
as per OKPO 00044440

Organization **OAO NK YUKOS**
Taxpayer's Identification Number **8604010486** **INN 8604010486**
Type of activity **Production, processing and sales of oil and oil products** **as per OKVED**
Organizational and legal form Form of property
Open Joint Stock Company **as per OKOPF/OKFS 47 I 31**
Unit of Measurement **thousand rubles** **as per OKEI 384/385**

Figure: name	Figure code	For the accounting period	For the same period
1	2	3	4
Income and expenses from usual types of activities			
Proceeds (net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	**010**	7,276,144	24,287,304
Cost price of sold goods, products, works, services	**020**	(3,994,568)	(12,874,320)
Gross profit	**029**	3,281,576	11,412,984
Commercial expenses	**030**	(283,716)	(3,752,756)
Management expenses	**040**	(3,024,139)	(1,985, 655)
Profit (loss) from sales	**050**	**-26,279**	**5,674,573**
Other Income and expenses Interest receivable	**060**	216,514	352,886
Interest payable	**070**	(1,842,982)	(444)
Income from participation in other organizations	**080**	1,495,483	99,491
Other operating income	**090**	166,794,508	214,695,801
Other operating expenses	**100**	(189,002,266)	(215,021,558)
Off-sale income	**120**	73,165,325	89,059,662
Off-sale expenses	**130**	(12,929,925)	(52,914,656)
Profit (loss) before taxation	**140**	**37,870,378**	**41,945,755**
Deferred tax assets	**141**	311,303	43,462
Deferred tax liabilities	**142**	(-77,285)	(176,733)
Current profit tax	**150**	(738,241)	(1,230,431)
Fines and penlties paid to the budget, tax on imputed earnings	**153**	(7,625)	(5,318)
Tax on income from shared participation in other organizations deductad by the fiscal agent	**154**	(88,810)	(9,341)
Net profit (loss) of the accounting period (140+141-142-150-153-154)	**190**	**37,424,290**	**40,567,394**
FOR REFERENCE: Constant tax liabilities (assets)	**200**	8,385,462	8,679,401
Base profit (loss) per share (in Rubles)	**210**	16.45	18.13
Watered profit (loss) per share	**220**		

Form 0710002 p.2

DECODING OF CERTAIN PROFITS AND LOSSES					
Figures		For the accounting period		For the same period of previous year	
name	code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits, recognized or ordered to be paid by the court (arbitration court) ruling	230	702	4,113	59	2
Profit (loss) of past years	240	180,106	202,164	1,191	372,827
Compensation of losses incurred by failure to perform or inadequate performance of obligations	250				
Rate differences in hard currency operations	260	6,626,427	3,480,431	1,651,808	1,084,290
Allocations to evaluative reserves	270	X	115,311	X	107,012
Writing off accounts payable and accounts receivable with expired limitation of action	280	63,366	57,043	62,866	136,721

Manager **(signature)** **Chief Accountant** **(signature)**

(signature) **(decoding of signature)** **(signature)** **(decoding of signature)**

Stamp: "Open Joint Stock Company "YUKOS Oil Company"

30 March 2004

REPORT OF CAPITAL CHANGES
For the year 2003

CODES
Form No. 3 as per OKUD 0710003
Date (year, month, day) 2004/03/30
as per OKPO 00044440

Organization **OAO NK YUKOS**
Taxpayer's Identification Number **8604010486** **INN 8604010486**
Type of activity **Production, processing and sales of oil and oil products** **as per OKVED 11.10.1; 74.20.2; 51.12.1**
Organizational and legal form Form of property
Open Joint Stock Company **as per OKOPF/OKFS 47 I 31**
Unit of Measurement thousand rubles/million rubles (mark off if not applicable) **as per OKEI 384/385**

I. Capital changes

Figures: name	code	Authorized capital stock	Supplementary capital	Reserve capital	Retained earnings (uncovered loss)	Total
1	2	3	4	5	6	7
Balance for December 31 of the year before previous	010	8,948	551,631	895	27,557,001	28,118,475
2002 (previous year)						
changes in the accounting policy	011	x	x	x		
Result of re-valuation of objects belonging to fixed assets	012	x		x		
Balance for January 1 of previous year	020	8,948	551,631	895	27,557,001	28,118,475
Results of foreign currency recalculation	021	x		x	x	
Net profit	022	x	x	x	40,700,666	40,700,666
Dividends	023	x	x	x	(22,101,465)	(22,101,465)
Allocations to the reserve fund	024	x	x		( )	
Increase of capital on account of: emission of additional shares	025		x	x	x	
increase of face value of shares	026		x	x	x	
reorganization of the legal entity	027		x	x		
Reduction of capital on account of: reduction of face value of shares	028	( )	x	x	x	( )
reduction of number of shares	029	( )	x	x	x	( )
reorganization of the						

legal entity	030	( )	x	x	( )	( )
Change of supplementary capital as a result of retirement of fixed assets	031	x	(81)	x	(81)	
Emissive income	032			x	x	
Other (Costs from the Funds)	033			x	(21,654)	(21,654)
2003 (accounting year) changes in the accounting policy	041	x	x	x	(133,271)	(133,271)
Result of re-valuation of objects belonging to fixed assets	042	x		x		
Balance for January 1 of the accounting year	100	8,948	551,550	895	46,001,277	46,562,670
Results of foreign currency recalculation	101	x		x	x	
Net profit	102	x	x	x	37,424,290	37,424,290
Dividends	103	x	x	x	(69,266,881)	(69,266,881)
1	2	3	4	5	6	7
Allocations to the reserve fund	110	x	x	447	(447)	0
Increase of capital on account of: emission of additional shares	121	1,854	x	x	x	1,854
increase of face value of shares	122		x	x	x	
reorganization of the legal entity in the form of attachment	123		x	x	621,535	621,535
Reduction of capital on account of: reduction of face value of shares	131	( )	x	x	x	( )
reduction of number of shares	132	( )	x	x	x	( )
reorganization of the legal entity	133	( )	x	x	( )	( )
Change of supplementary capital as a result of retirement of fixed assets	134	x	( )	x		(0)
Emissive income	135		258,815,851	x	x	258,815,851
Other	136		(3)			(3)
Balance for 31 December of the accounting year	140	10,802	259,367,398	1,342	14,779,774	274,159,316

II. Reserves

Figures					
Name	code	Balance	Received	Used	Balance
1	2	3	4	5	6
Reserves formed in accordance with legislation:					
(name of reserve) data of previous year	150			( )	
data of the accounting year	151			( )	
(name of reserve) data of previous year	153				
data of the accounting year	154				
Reserves formed in accordance with constitutive documents					
(name of reserve) data of previous year	160	895		( )	895
data of the accounting year	161	895	447	( )	1,342
(name of reserve) data of previous year	163				
data of the accounting year	164			( )	
Valuation reserves: Reserve due to default of securities					
(name of reserve) data of previous year	170	0	0	(0)	0
data of the accounting year	171	0	1,228,811	(0)	1,228,811
Reserve on uncertain debts					
(name of reserve) data of previous year	173	91,672	107,012	(91,672)	107,012
data of the accounting year	174	107,012	115,311	(110,116)	112,207
(name of reserve) data of previous year	176			( )	
data of the accounting year	177			( )	
1	2	3	4	5	6
Reservs of future costs Repair fund					
(name of reserve) data of previous year	180	694		( )	694
data of the accounting year	181	694		(694)	0
(name of reserve) data of previous year	183			( )	
data of the accounting year	184			( )	

References

Figures		Balance for the beginning of the accounting year		Balance for the end of the accounting period	
name	code				
1	2	3		4	
1) Net assets	200	47,486,105		274,905,665	
		From budget		From off-budget funds	
		For accounting year	For previous year	For accounting year	For previous year
		3	4	5	6
2) Received for: expenses of usual activity types – total	210				28,661
including:	211				28,661
	212				
	213				
capital investments in	220				

non-circulating assets					
including:	221				
	222				
	223				

Manager **(signature)** **Chief Accountant** **(signature)**

(signature) **(decoding of signature)** **(signature)** **(decoding of signature)**

Stamp: "Open Joint Stock Company "YUKOS Oil Company"

March 30 ,2004

Merrill Brink International – For Information p

CASH FLOW STATEMENT
For the year 2003

CODES
Form No. 4 as per OKUD 0710004
Date (year, month, day) 2004/03/30
as per OKPO 00044440

Organization OAO NK YUKOS
Taxpayer's Identification Number **INN 8604010486**
Type of activity **Production, processing and sales of oil and oil products** **as per OKVED 11.10.1; 74.20.2; 51.12.1**
Organizational and legal form Form of property
Open Joint Stock Company **as per OKOPF/OKFS 47 I 31**
Unit of Measurement thousand rubles/million rubles (mark off if not applicable) **as per OKEI 384/385**

Figures		For the accounting period	For the same period of previous year
name	code		
1	2	3	4
Balance of cash for the beginning of the accounting year	100	2,771,992	2,121,370
Cash flow of current activities Cash received from buyers and customers	110	15,584,010	33,099,308
Other income	120	654,977,172	441,081,879
Cash assigned for:	140	636,146,119	477,700,088
payment for acquired goods, works, services, raw materials and other circulating assets	150	(50,477,458)	(46,774,147)
remuneration of labor	160	(255,868)	(71,970)
payment of dividends, interest rate	170	(53,418,721)	(8,354,935)
payment of taxes and collections	180	(4,217,956)	(2,592,372)
other expenses	190	(527,806,116)	(419,904,664)
Net cash from current activities	200	34,415,063	(3,518,901)
Cash flow of investment activities Proceeds from sales of objects of fixed assets and other non-circulating assets	210	4,508,435	595,295
Proceeds from sales of securities and other financial investments	220	46,730,323	134,829,081
Dividends received	230	1,406,707	90,273
Interest received	240	134,325	176,893
Earnings from repayment of loans granted to other organizations	250	2,698,589	13,311,307
Acquisition of affiliated organizations	280	(161,621,156)	(23,502,613)
Acquisition of objects of fixed assets, profitable investments in material assets and intangible assets	290	(783,230)	(2,606,151)
Acquisition of securities and other financial investments	300	(38,032,498)	(107,684,267)
Loans granted to other organizations	310	(1,492,448)	(10,867,086)
Other costs	320	(16,390)	(0)
Net cash from investment activities	340	(146,467,343)	4,342,732
Cash flow of financial activities Proceeds from emission of shares and other share papers	360	2,666	0
Proceeds from loans and credits granted to other organizations	370	150,272,883	32,859,274

			Form 0710004, p.2
Repayment of loans and credits (without interest rate)	390	(37,390,337)	(32,859,274)
Repayment of the financial lease obligations	400	(0)	(0)
Redemption of the company's own stock	401	(555,882)	(0)
Net cash from financial activities	410	112,329,330	(0)
Net increment (reduction) of cash and its equivalents	430	277,050	823,831
Balance of cash for the end of the accounting period	450	3,049,042	2,945,201
Degree of influence of foreign currency rate change to Ruble	470	(87,255)	122,543

Manager **(signature)** **Chief Accountant** **(signature)**

(signature) **(decoding of signature)** **(signature)** **(decoding of signature)**

Stamp: "Open Joint Stock Company "YUKOS Oil Company"

ATTACHMENT TO THE BALANCE SHEET
For the year 2003

	CODES
Form No. 5 as per OKUD	0710005
Date (year, month, day)	2004/03/30
as per OKPO	00044440

Organization **OAO NK YUKOS**
Taxpayer's Identification Number **8604010486** **INN 8604010486**
Type of activity **Production, processing and sales of oil and oil products** **as per OKVED 11.10.1; 74.20.2; 51.12.1**
Organizational and legal form Form of property
Open Joint Stock Company **as per OKOPF/OKFS 47 I 31**
Unit of Measurement thousand rubles/million rubles (mark off if not applicable) **as per OKEI 384/385**

Intangible Assets

Figures		Availability for the beginning of the accounting period	Arrived	Withdrawn	Availability for the end of the accounting period
name	code				
1	2	3	4	5	6
Objects of intellectual property (exclusive rights for results of intellectual property)	010	71	772	(0)	843
Including: Patent holder's right on invention, industrial standard, utility model	011			( )	
Rights on computer software, databases	012		527	( )	527
Rights on topology of integral schemes	013			( )	
Holder's right on trade/service mark	014	71	245	( )	316
Patent holder's right on selectional achievements	015			( )	
Organization expenses	020			( )	
Organization's business reputation	030			( )	
				( )	
Other	040	30		( )	30

Figures		For the beginning of the accounting year	For the end of the accounting period
name	code		
1	2	3	4
Depreciation of intangible assets - total	050	3	83
including: Computer software, databases	051		70
Other	052	3	13
	053		

Form 0710005 p. 2

Fixed Assets

Figures		Availability for the beginning of the accounting period	Arrived	Withdrawn	Availability for the end of the accounting period
name	code				
1	2	3	4	5	6
Buildings	060	814,164	70,313	(734,434)	150,043
Structures and transfer mechanisms	065	11,172,791	1,561,006	(8,845,526)	3,888,271
Machines and equipment	070	2,145,880	33,436	(1,899,746)	279,570
Vehicles	075	2,508,930	1,178,355	(3,675,109)	12,176
Production and household equipment	080	17,597	3,088	(13,993)	6,692
Workstock	085			( )	0
Livestock in production	090			( )	0

Perennial plantations	095			( )	0
Other types of fixed assets	100	34,479	967	(1,365)	34,081
Land plots and nature management sites	110	3		( )	3
Capital investments in fundamental improvement of land	120			( )	0
Total	130	16,693,844	2,847,165	(15,170,173)	4,370,836

Figures		For the beginning of the accounting year	For the end of the accounting period
name	code		
1	2	3	4
Depreciation of fixed assets - total	140	1,532,931	714,117
including: buildings and structures	141	641,320	605,791
machines, equipment, vehicles	142	884,430	102,639
other	143	7,181	5,687
Objects of fixed assets granted on lease - total	145	15,867,895	4,000,647
including:			
buildings	146	786,444	146,718
structures	147	8,016,384	3,672,322
other	148	7,065,067	181,607
	149		
Objects of fixed assets in preservation	150	33,963	33,963
Objects of fixed assets received on lease - total	160	10,586	50,754
Including: Plots of land	161	604	175
Machines and equipment	162	9,982	50,579
	163		
Objects of real estate accepted for operation or in the process of government registration	165		
	code	For the beginning of the accounting year	For the beginning of the previous year
	2	3	4
Result of revaluation of objects of fixed assets:	170		
original (replacement) cost	171		
depreciation	172		
	code	For the beginning of the accounting year	For the end of the accounting period
	2	3	4
Change of the objects' value after completion of construction, completion of equipping, reconstruction, partial liquidation	173		

Profitable Investments in Material Assets

Form 0710005 p.3

Figures		Availability for the beginning of the accounting year	Arrived	Withdrawn	Availability for the end of the accounting period
name	code				
1	2	3	4	5	6
Property to hand over on leasing	180			( )	
Property handed over on the hire agreement	190			( )	
				( )	
other	200			( )	
Total	205			( )	

	code	For the beginning of the accounting year	For the end of the accounting period
	2	3	4
Depreciation of profitable investments in material assets	210		

Costs of R&D and Technological Work

Types of work		Availability for the beginning of the accounting year	Arrived	Written off	Availability for the end of the accounting period
Name	code				
1	2	3	4	5	6
Total	310			( )	0
including	311			( )	
	312			( )	0
	313			( )	0

	code	For the beginning of the accounting year	For the end of the accounting period
	2	3	4
Amount of costs on R&D work in process	320		

	code	For the accounting period	For the same period of the previous year
	2	3	4
Amount of costs on R&D work not yielding positive results	330		

Costs of Development of Natural Resources

Types of work		Balance for the beginning of the accounting period	Arrived	Written off	Balance for the end of the accounting period
Name	code				
1	2	3	4	5	6
Costs of development of natural resources - total	410	52,459	212,963	(190,000)	75,422
including	411			( )	
Exploration work	412	52,459	212,702	(189,818)	75,343
Other	413		261	(182)	79

	code	For the beginning of the accounting year	For the end of the accounting period
	2	3	4
Amount of costs on areas of entrails with search and valuation, exploration or hydrogeological search and other similar work in process	420	52,459	75,343
Amount of costs of development of natural resources placed in the reporting period as ineffective off-sale costs	430		20,429

Financial Investments

Form 0710005p.4

Figures		Long-Term		Short-Term	
name	code	For the beginning of the accounting year	For the end of the accounting period	For the beginning of the accounting year	For the end of the accounting period
1	2	3	4	5	6
Deposits in authorized capital stock of other organizations - total	510	8,298,087	8,502,881		
including affiliates and dependent operations	511	8,298,079	8,502,870		
Government and municipal securities	515				
Securities of other organizations - total	520	63,975,411	462,463,645	15,316,609	2,457,716
including debt instruments (loan securities, etc.)	521			15,316,609	2,457,716

Granted loans	525	4,088,865	549,841	3,178	619,452
Deposits	530				
other	535	284,945	342,918	74,109	900
Total	540	76,647,308	471,859,285	15,393,896	3,078,068
From total amount of financial investments having current market value Investments in authorized capital stock of other organizations - total	550				
including affiliated and dependent operations	551				
Government and municipal securities	555				
Securities of other organizations - total	560	1,854,447	417,625,707		
including debt instruments (loan securities, etc.)	561				
other	565				
Total	570	1,854,447	417,625,707		
As Reference					
On financial investments with current market value: change of value due to correction of evaluation	580				
On debt instruments, difference between original cost and face value is accredited to the financial result of accounting period	590				

Accounts Receivable and Accounts Payable

Form 0710005p.5

Figures		Balance for the beginning of the accounting year	Balance for the end of the accounting year
name	code		
1	2	3	4
Accounts Receivable: Short-term – total			
including: accounts with buyers and customers	605	22,969,695	35,082,623
advances given	610	3,839,450	3,750,620
other	615	12,176,742	23,386,273
Long-term-total	620		
Including: accounts with buyers and customers	625		
advances given	630		
other	635		
Total	640	38,985,887	62,219,516
Accounts Payable: Short-term – total	645	92,945,403	50,207,891
including: accounts with suppliers and contractors	650	29,909,420	32,222,932
advances received	655	5,286	3,611
payment of taxes and collections	660	176,377	412,779
credits	665		183,268
loans	670	70,130	
other	675	62,784,190	17,385,301
Long-term - total	680	3,421,002	199,125,356
Including: credits	685		76,581,700
loans	690		120,005,596
bills of credit issued		3,421,002	2,538,060
Total	700	96,366,405	249,333,247

Costs of Normal Types of Activities (by cost elements)

Figures name	code	For the beginning of the accounting year	For the end of the accounting period
1	2	3	4
Material costs	710	14,333	62,097
Costs of labor remuneration	720	41,819	39,469
Allocations for social needs	730	4,436	7,276
Depreciation	740	1,221,572	886,892
Other costs	750	4,008,833	7,185,423
Total by cost elements	760	5,290,993	8,181,157
Balance changes (increase [+], decrease [-]): production in process	765	(288)	(51,451)
costs of future periods	766	238,894	(117,717)
reserves of future costs	767	(694)	

Form 0710005 c.6

Security

Figures name	code	For the beginning of the accounting year	For the end of the accounting period
1	2	3	4
Security received - total	800	1,810	
including: bills of credit	805		
Property assigned as security	810		
of which: objects of fixed assets	815		
securities and other financial investments	820		
other	825		
including: bills of credit	835		
Property transferred as security	840		
of which: objects of fixed assets	845		
securities and other financial investments	850		
other	855		

Government Aid

Figures name	code	Accounting period		The same period of last year	
1	2	3		4	
Amount of budget funds received in the accounting year - total	910				
including:	911				
	912				
		For the beginning of the accounting year	Received in the course of the accounting period	Returned in the course of the accounting period	For the end of the accounting period
Budget credits - total	920				
Including:	921				
	922				

Manager **(signature)** **Chief Accountant** **(signature)**

(signature) **(decoding of signature)** **(signature)** **(decoding of signature)**

Stamp: "Open Joint Stock Company "YUKOS Oil Company"

30 March 2004

**EXPLANATORY NOTE
TO THE ACCOUNTING REPORTS
OF OAO NK YUKOS for 2003**

RECEIVED
2005 JUN 30 P 1:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1. General information

The core business of the Open Joint Stock Company (OAO) Petroleum Company (NK) YUKOS (hereinafter "the Company") is oil and gas prospecting, oil and gas production, and sales of crude oil, petroleum products and other goods and provision of services.

The average staffing number in the accounting period constituted 37 persons (as compared to 86 persons in 2002).

The full-style name of the Company: Open Joint Stock Company Petroleum Company (NK) YUKOS. The abbreviated name: OAO NK YUKOS. The Company name in the English language: Yukos Oil Company.

The registered offices of the Company are situated at: 26, ul. Lenina St., Nefteyugansk, Khanty-Mansi Autonomous Area, Russian Federation, 628309.

Mailing address: 31A, ul. Dubininskaya St., Moscow, Russian Federation 115054

The date of the state registration (deed of incorporation): May 12, 1993. The number of the State Registration Certificate: No. 1350. The state registration authority: Head of the Administration of the Khanty-Mansi Autonomous Area (Directive No. 69). The certificate of the record of the legal entity registered prior to July 01, 2002 made in the Uniform State Register of Legal Entities: the main registration number 1028601259466 dated October 04, 2002.
The agency that made the record in the Uniform State Register of Legal Entities: The Russian Ministry of Tax and Duties Inspectorate in the city of Nefteyugansk of Khanty-Mansi Autonomous Area.

1.1 Information about the OAO NK YUKOS General Stockholder Meetings in 2003.

A total of five General Meetings of Stockholders of OAO NK YUKOS were held in 2003: one of those being an Annual Stockholders Meeting, three Special Meetings and a Joint Meeting with the stockholders of OAO VNK.

- *The Special Meeting of Stockholders of OAO NK YUKOS held on February 3, 2003*

The meeting agenda:

1. Reorganization of OAO NK YUKOS by way of takeover of OAO VNK by OAO NK YUKOS and approval of the Agreement on the OAO VNK takeover by OAO NK YUKOS.

- *The Special Meeting of Stockholders of OAO NK YUKOS held on May 27, 2003*

The meeting agenda:

1. Approval of a major transaction (inter-related transactions) entered into by OAO NK YUKOS and related to the acquisition and alienation by OAO NK YUKOS of a property whose value exceeds 50% of the balance value of the OAO NK YUKOS assets, as determined by its accounting reports for the first quarter of 2003.
2. Amendments and additions to the Charter of OAO NK YUKOS.
3. Increase of the authorized capital stock of OAO NK YUKOS by means of placement of additional common stock.

- *The Joint General Meeting of Stockholders of OAO NK YUKOS and OAO VNK held on June 09, 2003*

The meeting agenda:

1. Decrease of the authorized capital stock of OAO NK YUKOS due to the cancellation of the redeemed common inscribed non-documentary stock of OAO NK YUKOS presented for redemption by stockholders of OAO NK YUKOS.
2. Amendments to the Charter of OAO NK YUKOS due to the decrease of the authorized capital stock.

- *The Annual Meeting of Stockholders of OAO NK YUKOS held on June 18, 2003*

The meeting agenda:

1. Approval of the Annual Accounts of OAO NK YUKOS for 2002.
2. Approval of the accounting reports, including the Profit and Loss Account of OAO NK YUKOS for the 2002 fiscal.
3. Approval of the distribution of profit of OAO NK YUKOS for the 2002 fiscal, including payment of dividends on common stock of OAO NK YUKOS for the 2002 fiscal.
4. Approval of a new version of the Charter of OAO NK YUKOS.
5. Election of the Board of Directors of OAO NK YUKOS.
6. Election of the Auditing Committee of OAO NK YUKOS.
7. Approval of the independent auditor of OAO NK YUKOS for 2003.
8. Approval of the aggregate amount of remuneration and compensation to the persons serving on the Board of Directors of OAO NK YUKOS for the 2003-2004 period.

- *The Special Meeting of Stockholders of OAO NK YUKOS held on November 28, 2003*

The meeting agenda:

1. Early termination of the powers of the current Board of Directors of OAO NK YUKOS and election of a new Board of Directors of OAO NK YUKOS.
2. Approval of a new version of the Charter of OAO NK YUKOS.
3. Payment of the dividends based on the business results for the 9 months of 2003.

1.2 Information of the activities of the Board of Directors of OAO NK YUKOS in 2003.

The Board of Directors of OAO NK YUKOS elected at the annual meeting of stockholders of OAO NK YUKOS held on June 27, 2002 whose powers expired on June 18, 2003:

	Surname, first name, patronymic	Office held as on the time of election
1.	MURAVLENKO, Sergei Viktorovich	Chairman of the Board of Directors of OAO NK YUKOS
2.	GOLUBEV, Yuri Alexandrovich	Member of the Board of Directors of OAO NK YUKOS
3.	TEMERKO, Alexandr Viktorovich	Member of the Board of Directors of OAO NK YUKOS
4.	KHODORKOVSKY, Mikhail Borisovich	Chairman of the Board of Directors of OOO YUKOS-Moscow – Managing Director of OAO NK YUKOS
5.	GUPTA, Raj Kumar	Independent Management Consultant, Houston, Texas, USA
6.	KONTOROVICH, Alexei Emilyevich	Director of the Oil and Gas Institute of the Siberian Section of the Russian Academy of Science
7.	KOSCIUSKO-MORIZET, Jacques	Manager of Kajis Sari, Paris, France
8.	CAREY, Sarah Collins	Lawyer/Partner at Squire, Sanders & Dempsey LLP, Washington, USA
9.	LOZE, Bernard	President of Loze & Associes, Chairman and Managing Director at Dubin Swieca & Loze
10.	POKHOLKOV, Yuri Petrovich	Rector of the Tomsk Polytechnic University
11.	SOUBLIN, Michel	Treasurer at Schlumberger Ltd., Paris, France

A new Board of Directors was elected at the Annual Meeting of Stockholders of OAO NK YUKOS held on June 18, 2003 consisting of the following 11 persons:

	Surname, first name, patronymic	Office held as on the time of election
1.	BUCLEZ, Francois Claude	Director of GM Investment & Co.
2.	GOLUBEV, Yuri Alexandrovich	Member of the Board of Directors of OAO NK YUKOS
3.	GUPTA, Raj Kumar	Independent Management Consultant, Houston, Texas, USA
4.	KONTOROVICH, Alexei Emilyevich	Director of the Oil and Gas Institute of the Siberian Section of the Russian Academy of Science
5.	KOSCIUSKO-MORIZET, Jacques	Manager of Kajis Sari, Paris, France
6.	KUKES, Semen Grigorievich	President of OAO TNK
7.	CAREY, Sarah Collins	Lawyer/Partner at Squire, Sanders & Dempsey LLP, Washington, USA

8.	LOZE, Bernard	President of Loze & Associes
9.	POKHOLKOV, Yuri Petrovich	Rector of the Tomsk Polytechnic University
10.	SOUBLIN, Michel	Treasurer at Schlumberger Ltd., Paris, France
11.	KHODORKOVSKY, Mikhail Borisovich	Mr. Khodorkovsky M.B. submitted an application for cessation of his activities of the Company's Board member.

Mr. Kukes Semen Grigorievich was elected Chairman of the board of Directors of OAO NK YUKOS elected on June 18, 2003.

In 2003, the OAO NK YUKOS Board of Directors held 29 board meetings and one joint meeting with the members of the Board of Directors of OAO VNK.

The members of the Board of Directors of OAO NK YUKOS were paid a total of RUR 14,812,134 in remuneration in 2003.

The functions of the executive authority of OAO NK YUKOS in 2003 have been and are currently performed by a managing organization, OOO YUKOS-Moscow.

1.3 Information about the activities of the Auditing Committee of OAO NK YUKOS.

The Auditing Committee of OAO NK YUKOS elected at the Annual Meeting of Stockholders of OAO NK YUKOS on June 27, 2002, whose powers expired on June 18, 2003, consisted of:

	Surname, first name, patronymic	Office held as on the time of election
1.	Antonova, Galina Mikhailovna	Chairman of the Auditing Committee, Head of the Internal Audit Department
2.	Britkova, Yelena Vldaimirovna	Secretary of the Auditing Committee, Deputy Head of the Internal Audit Department
3.	Serzhanova, Margarita Osvaldovna	Deputy Head of the Internal Audit Department

In 2003, the said Auditing Committee audited the 2002 accounts of OAO NK YUKOS for presentation of the conclusion to the Annual Meeting of Stockholders of OAO NK YUKOS held on June 18, 2003.

By the decision of the Annual Meeting of Stockholders of OAO NK YUKOS held on June 18, 2003 the Company's Auditing Committee was elected, consisting of the 3 following persons:

	Surname, first name, patronymic	Office held as on the time of election
1.	Britkova, Yelena Vldaimirovna	Deputy Head of the Internal Audit Department of OOO YUKOS-Moscow
2.	Guriev, Alexei Igorevich	Deputy Head of the Internal Audit Department of OOO YUKOS-Moscow
3.	Serzhanova, Margarita Osvaldovna	Deputy Head of the Internal Audit Department of OOO YUKOS-Moscow

Ms. Britkova Yelena Vldaimirovna was elected Chairman of the Auditing Committee of OAO NK YUKOS on June 18, 2003.

In 2003, the Auditing Committee of OAO NK YUKOS has not audited the business of OAO NK YUKOS by a decision of the stockholders' meeting or a decision of the Board of Directors or by request of stockholders of OAO NK YUKOS.

2. THE COMPANY'S ACCOUNTING POLICY

This accounting report of the Company has been prepared pursuant to the accounting policy described below.

2.1 Basis

The accounting report was prepared in conformity with the rules of accounting and reporting in effect in the Russian Federation, specifically the Federal Law "On accounting" and the Regulation for accounting and reporting in the Russian Federation approved by Order the Finance Ministry of the Russian Federation No. 34 dated July 29, 1998.

The assets and liabilities are evaluated in the accounts based on actual costs, except fixed assets, for which a current market value is calculated, and the assets for which the reserves have been created to reduce the value thereof according to the established procedure.

2.2 Foreign currency assets and liabilities

Business transactions were accounted using the official exchange rate of the currency in question to the Russian rouble effective on the date of the transaction.

Assets and liabilities whose value is expressed in foreign currency are stated in the accounts as the amounts calculated on the basis of the official exchange rate of the currency in question to the Russian rouble effective on December 31, 2003 and being RUR 29.4545 to USD 1 (December 31, 2002 – RUR 31.7844) and RUR 36.8240 to EUR 1 (December 31, 2002 – RUR 33.2719.)

Exchange rate differences occurring during the year in the operations with the foreign currency assets and liabilities as well as at the moment of their recalculation as of the accounting date, were accounted as off-sale (extraordinary) income and expenses.

2.3 Short-term and long-term assets and liabilities

In the accounting balance, the financial investments, accounts receivable and accounts payable, including liabilities under loans and credits, are discounted as short-term, if the circulation (redemption) period thereof does not exceed 12 months following the accounting date. All other assets and liabilities are shown as long-term items, except financial investments in the third-party notes that are discounted as short-term items.

2.4 Fixed Assets

Fixed assets are made up of land plots, buildings and installations, motor vehicles, machines, equipment, transport means and other corresponding objects with the useful life exceeding 12 months.

Fixed asset items are taken on discount based on actual costs incurred in their acquisition (erection.)

In the reports, the fixed asset items acquired (erected) prior to January 1, 1999 are shown based on their replacement value, while those acquired (erected) after January 1, 1999 are discounted based on their original cost less depreciation accumulated for their whole operation period.

Depreciation of the fixed assets acquired prior to January 1, 2002 is made using the linear method based on the uniform depreciation rates approved by the USSR Council of Ministers Directive No. 1072 dated October 22, 1990, while the assets acquired from January 1, 2002 onwards are depreciated using the rates calculated on the basis of their useful life, as determined by the Classification of fixed assets included into the depreciation groups, approved by the Government of Russian Federation Directive No. 1 dated January 1, 2002.

The useful life for a particular item is fixed from the moment of its commissioning (putting into operation) within the limits set for each depreciation group.

Exempt from depreciation are the following items:

- land plots;
- fully depreciated items not written off the balance;
- items valued under RUR 10,000 per unit, whose value is written off as they are issued for production or operation.

Income and losses from the retirement of fixed assets are discounted under the fixed assets after the record thereof is made in the state register and an ownership certificate is obtained.

2.5 Financial investments

Financial investments are taken on discount in the amount equal to the total costs of their acquisition.

Financial investments are discounted in terms of short-term and long-term financial investments. The long-term financial investments include investments made with the objective of their tenure and/or receiving income from them for more than one year. All the notes acquired by the Company are considered to be short-term financial investments regardless of the maturity date therein indicated.

On retirement of financial investments, their value is determined using the FIFO method. The actual value of the sold notes and stakes in the limited liability companies is determined according to the per unit value.

Financial investments into the receivables acquired under assignment agreements are discounted as financial investments in the amount of the actual costs for the acquisition thereof. Prior to 2003, the receivables under assignment agreements were discounted as accounts receivable.

Financial investments, for which a reserve is created to offset the investment devaluation, are shown in the Company accounts less the amount of the reserve created, whose total amount was discounted as other operation costs.

Income and expenses on financial investments are shown under other operation income and expenses.

Due to the introduction of the Accounting Practice PBU 19/02 "Financial investments of organizations", the company own stock bought from stockholders and shown on the Company balance as on December 31, 2003, are discounted in the accounting report under "Capital and reserves".

2.6 Inventories

Inventories are valued in the amount of actual costs of their acquisition.

The inventories whose price went down over the year, or which become morally obsolete or lost their initial quality, are shown on the balance sheet at the end of the accounting period with their possible selling price, if it is lower than their actual cost. At the end of the accounting period, a reserve for the difference is established to offset the decrease in the value of inventories and accounted as the increase in the operation costs.

Soft goods (except construction materials), upon issuance thereof for the use in production (processing) or other retirement, are valued at the weighted average unit cost of such inventories.

Upon supply of the construction materials for production, they are valued using the unit price of each inventory.

Finished goods are valued on the basis of their actual abbreviated production cost that does not include management expenses.

During the sale of the finished goods, they are valued according to the (weighted) average cost of each type of commodity.

2.7 Costs of future periods

The costs incurred by the Company in the accounting year but relating to the future accounting periods (the costs of preparation and development of a new production; the costs of geological exploration; the costs of obtaining licenses, etc.) are shown as the costs of future periods and written off uniformly within the period to which they relate.

The costs of future periods relating to the periods commencing after the end of the year following the accounting year are shown on the balance sheet as long-term assets under "Other non-circulating assets".

2.8 Accounts receivable from buyers and customers

The debts of buyers and customers is determined using the prices fixed by the contracts between the Company and buyers (customers), including V.A.T. Upon expiry of the time allowed for claims by the civil laws, the unclaimed accounts receivable as well as bad debts is written off as off-sale charges, whilst the unclaimed accounts payable are written off as off-sale income.

The debts outstanding at the maturity date provided for in the contracts and not secured by corresponding guarantees or otherwise are shown without the reserves for doubtful debts. The reserves are a conservative estimate made by the Company management of the part of the debts that will never be recovered. Reserves for doubtful debts are accounted as an increase in other operation costs.

2.9 Authorized capital stock, supplementary and reserve capital

The authorized capital stock is shown in the amount of the par value of capital stock paid by the stockholders and the par value of the capital stock redeemed by the Company from the stockholders.

The supplementary capital of the Company includes the increment in the value of the fixed asset items, as determined during the revaluation thereof, the amount of the Company's paid-in capital in excess of par.

In accordance with the law, a reserve capital is established by the Company in the amount equal to 15% of the authorized capital stock.

2.10 Deferred tax

Due to the introduction of the Accounting Practice PBU 18/02 "Calculation of the profit tax", the Company has begun to show on its accounts and accounting reports the deferred profit tax (deferred tax assets and deferred tax liabilities, permanent tax assets and liabilities), i.e. the sums that are likely to influence the amount of the current profit tax in the current and/or future accounting periods.

To show the consequences of the changes to the accounting policies with respect to the profit tax and to ensure comparability of the accounting indices, the data of the balance sheet for the beginning of 2003 have been adjusted for the sum of the deferred tax assets and liabilities that remained outstanding as of December 31, 2002 (lines 145 and 515 respectively) and were accounted as an increase and decrease of the amount of retained earnings (line 470); the figures for 2002 indicated in the 2003 Profit and Loss Account were adjusted for the sum of permanent tax assets and liabilities, as well as for the sum of permanent tax liabilities that influenced the size of the current profit tax in 2002 (column 4 for lines 141, 142 and 200 respectively.)

2.11 Recognition of income and expenses

The goods delivered, the works performed and the services provided are deemed sold upon transfer of the title to the buyer and upon completion of the services. Where a contract does not provide for the title transfer, the date of signing of the delivery-acceptance certificate by the buyer is recognized as the point of sale.

Commercial expenses and circulation costs are written off on the monthly basis for the full cost of the goods (works, services) sold, except ordering costs related to the delivery of the purchased goods from the supplier to the place of storage, which costs are distributable between the sold goods and the balance of the goods at the end of the accounting period.

The management expenses are fully recognized in the costs of the sold goods, commodities (works, services), except overheads not directly connected with particular types of goods, commodities (works, services) and are included into the cost of their production.

2.12 Funds established by the Company

The Company establishes a Production Development Support Fund to form centralized financial reserves to finance the costs incurred by the Company and the affiliates, in which it holds more than 50% of stock and stakes, in the sphere of investments, innovations, social and other activities. The money received for the Fund from each affiliated company as well as expenses made from the Fund money are shown as off-sale income (expenses.)

2.13 Net asset value

Due to the changes made in 2003 to the procedure of evaluation of the net asset worth of joint stock companies, the data for the beginning of 2003 in the Report on Capital Changes differ from the data for the end of 2002. The changes were caused by the inclusion of the deferred tax assets and deferred tax liabilities outstanding as of December 31, 2002 into the calculation of the net asset value.

2.14 Changes to the accounting policies

In the accounting year, certain changes, required by the new accounting regulations and practices that became effective in 2003, were introduced into the Company's accounting policies

Accounting policies in 2003

The following changes were made to the accounting policy for 2003:

- In accordance with the Accounting Practice PBU 19/02 "Accounting of financial investments", changes were made to the practice of accounting of the financial investments with determinable market value thereof and the financial investments whose current market value cannot be determined: the first group of the financial investments is shown on the accounts at the end of the accounting year using the current market value by adjusting their initial value; the second group is shown with their initial value, except the financial investments for which reserves are established to offset the depreciation of financial investments.

- In accordance with the Accounting Practice PBU 18/02 "Calculation of the profit tax", a practice was established for accounting the deferred tax assets and deferred tax liabilities.

Taking into account the above changes and following the recommended new accounting forms and procedure for preparation and presentation of the accounting records, approved by the Ministry of Finance of the Russian Federation, Order No. 67n dated July 22, 2003, the Company modified the forms of the annual accounting records for 2003, as compared to those used in 2002. However, the rules for generation of the accounting items remained virtually unchanged, except for the Report of Capital Changes and the Cash Flow Statement. The form of the former came to include the items reflecting the changes to the components of the Company capital between the presentation of accounts for the previous and current year due to the changes of the Company's accounting policy.

When generating the data for the Cash Flow Statement in terms of the current investment and financial activities of the Company the interpretation of the investment and financial activities of the company is used that differs from the interpretation used in 2002. As a result, considerable changes (as compared to 2002) were made to the distribution between the spheres (categories) of activities of certain transactions related to the cash inflow and outflow.

To ensure comparability, the data for 2002 indicated in the accounting records for 2003 were adjusted on the basis of the changes to the accounting policy and the content and form of the accounting records.

Accounting policies in 2004

The following changes were made to the accounting policy for 2004

- In accordance with the Guidelines for the accounting of fixed assets approved by the Ministry of Finance, Order No. 91n dated March 13, 2003, the non-movable assets, for which capital investments have been completed, the primary accounting documents for delivery/acceptance have been executed and the documents have been filed for registration, as well as the non-movable assets actually operated are taken on discount as fixed assets shown on a separate sub-account supplementary to the fixed assets account. Depreciation for such assets is calculated according to the common practice starting from the first day of the month immediately following the month of the asset commissioning (putting into operation.)

2.15 Introductory and comparative data

The balance sheet data for the beginning of 2003 were generated by adjusting the data of the balance sheet as of the end of 2002 in accordance with the changes to the accounting policy:

- To ensure comparability of the data about the deferred tax assets and deferred tax liabilities as of the beginning and the end of the accounting period, line 145 "Deferred tax assets" was increased by RUR 43,462 thousand, line 515 "Deferred tax liabilities" was increased by RUS 176,733 thousand. Line 479 "Retained earnings" was decreased by RUR 133,271 thousand.

- In the form of the balance sheet compiled for December 31, 2003, in the sections related to the accounts payable and accounts receivable, the lines related to the accounts of the affiliated and dependent companies were deleted. The sums indicated in the accounting report for the end of 2002 in the line for the accounts of the affiliated and dependent companies were carried over to the lines for the respective accounts: line 241 "Buyers and customers" was increased by RUR 720,790 thousand., line 243 "Advances issued" was increased by RUR 19,849 thousand, line 244 "Other debtors" was increased by RUR 5,780,682 thousand.

  In the section related to the accounts payable, line 621 "Suppliers and Contractors" was increased by RUR 1,060,102 thousand, line 625 "Other Creditors" was increased by the RUR 46, 332,526 thousand.
  The balance of the deviation in the value of the non-monetary physical things in the sum of RUR 18,849 thousand erroneously discounted during previous years was carried over from line 130 "Construction in process" to line 211 "Raw and other materials and other like valuables".

- The sum of RUR 18,278 thousand under the assignment agreements with the affiliated company was shown as on December 31, 2002 in line 240 "Accounts receivable (payments expected within 12 months after the reporting date" ("Accounts receivable of the affiliated and dependent companies") was carried over to line 250 "Short-term financial investments".

- To ensure comparability of line 627 "Advances received", line 244 "Other debtors" at the beginning and end of the accounting period was increased by the sum of the V.A.T. accrued on the advances received and totaling RUR 2,210 thousand. Line 627 "Other debtors" was increased for the same amount.

(thousand Russian roubles)

Item name (Line code)	Unadjusted amount	Adjustment amount	Adjusted amount
Construction in process (130)	4,359,038	(18,849)	4,340,189
Deferred tax assets (145)	-	43,462	43,462
Raw and other materials and other like valuables (211)	411,650	18,849	430,499
Accounts receivable (payments expected within 12 months after the reporting date) (240)	38,894,943	(16,068)	38,878,875
Buyers and customers (241)	22,142,853	720,790	22,863,643
Advances issued (243)	3,819,961	19,489	3,939,450
Other debtors (244)	6,392,890	5,782,892	12,175,782
Short-term financial investments (250)	15,375,618	18,278	15,393,896
Total assets	**59,041,249**	**45,672**	**59,086,921**
Retained Earnings (470)	46,134,548	(133,271)	46,001,277
Deferred tax liabilities (515)	-	176,733	176,733
Accounts payable (620)	92,873,063	2,210	92,875,273
Suppliers and Contractors (621)	28,849,318	1,060,102	29,909,420
Other Creditors (625)	16,449,454	46,334,736	62,784,190
Including:			
Advances received (627)	137,828	5,674	143,502
Total liabilities	**139,007,611**	**45,672**	**139,053,283**

Because the tax on the income from the shareholding in other organizations, withheld by the fiscal agent, was shown in a separate line in the Profit and Loss Account, to ensure comparability of the indices for the same period of the previous year the sum of the tax equal to RUR 9,371 thousand was taken from the line titled "Income from participation in other organizations" and carried over to the line titled "Tax on income from shared participation in other organizations deducted by the fiscal agent".

To ensure comparability of the indices for 2002, the amount of the net profit of the accounting year in the Profit and Loss Account was adjusted for the sum of the deferred tax assets and deferred tax liabilities.

[redacted]

(thousand Russian roubles)

Item name in the Profit and Loss Account (Line Code)	Unadjusted amount	Adjustment amount	Adjusted amount
Income from participation in other organizations (080)	90,150	9,341	99,491
Deferred tax assets (141)	-	43,462	43,462
Deferred tax liabilities (1420	-	(176,733)	(176,733)
Tax on income from shared participation in other organizations deducted by the fiscal agent (154)	-	(9,341)	(9,341)
Net profit (190)	40,700,665	(133,271)	40,567,394

3. Breakdown of the essential indices

3.1 Non-circulating assets

Fixed assets (line 120 of the Balance sheet)

(thousand Russian roubles)

	Petroleum pipelines	Wells	Buildings and installations	Equipment and means of transport	Other	Total
As of January 01, 2003						
Original cost	2,673,858	4,032,254	5,280,841	4,552,056	184,835	16,693,844
Accumulated depreciation	(223,840)	(324,734)	(78,210)	(862,883)	(43,264)	(1,532,931)
Balance value	**2,450,018**	**3,707,520**	**5,202,631**	**3,659,173**	**141,571**	**15,610,913**
As of December 31, 2003						
Original cost	830,739	980,361	2,227,214	298,438	34,084	4,370,836
Accumulated depreciation	(129,807)	(131,063)	(344,921)	(105,311)	(3,105)	(714,117)
Balance value	**700,932**	**849,298**	**1,882,293**	**193,127**	**31,069**	**3,656,719**

The Company's property is situated in Tumen Region, Nefteyugansk District, Khanty-Mansi District, Samara Region, Tomsk Region, the city of Achinsk in Krasnoyarsk Area and is used mostly for leasing to other affiliated companies.

In 2003, a number of oil producing installations for a total value of RUR 2,832,041 thousand was commissioned:

- at Priobsky oilfield in Tumen Region, Khanty-Mansi Autonomous Area, Khanty-Mansi District;
- at Malaninskoye, Krasnoarmeiskoye, Ezhovskoye, Burolatskoye, Aniutinskoye, Khrebtovoye and Letovskoye oilfields in Samara region, and
- rail tank cars were purchased (?)

In 2003 retirement of the fixed assets, calculated on the balance value thereof, constituted RUR 13,015,152 thousand and was mostly connected with the sale of:
- the real estate to ZAO YUKOS-Mamontovo,
- the rail tank cars to OOO Transleasing,
- the real estate to OOO Sibirskaya Lizingovaya Kompaniya, OAO Samaraneftegaz, OOO Iushestvo-Servis-Samara, OAO Yuganskneftegaz, OOO Imuschestvo-Servis-Nefteyugansk, OOO Imuschestvo-Servis-SSK, OAO Tomskneft VNK, OOO Imuschestvo-Servis-Strezhevoi.

Construction in process (line 130 of the Balance sheet)

Shown in this line is the value of the equipment that needs to be installed, capital investments, capital construction, including:

Breakdown of the construction in process costs	*December 31*	
	2002	2003
Equipment and machinery to be installed	172,559	109,759
Capital investments	4,167,630	3,448,284
including		
- construction in process	3,029,988	3,389,363
- investments into intangible and other non-circulating assets	459,405	58,921
- installations completed in term of construction but not registered with the state	89,908	-
- other capital investments	588,329	-
TOTAL	**4,340,189**	**3,558,043**

Shown under the construction in process at the end of the accounting period are:

- project elements at Priobskoye oilfield – RUR 1,140,283 thousand, including elements with completed term of construction – RUR 969,854 thousand, (the attrition since the beginning of the year constituted RUR 1,029,020 thousand due to commissioning of several elements.);

- project elements at Zapadno-Malobalykskoye oilfield – RUR 215,855 thousand (the attrition since the beginning of the year constituted RUR 238 thousand.);

- project elements at Sredne-Malobalykskoye oilfield – RUR 207,479 thousand (the attrition since the beginning of the year constituted RUR 131,170 thousand), including elements with completed term of construction – RUR 150,290 thousand;

- project elements at Malaninskoye oilfield – RUR 137,331 thousand, including elements with completed term of construction – RUR 116,086 thousand;

- erection of the modular drilling rig in Alexandrovsk District of Tomsk Region – RUR 35,904 thousand;

- other objects of industrial construction – RUR 307,366 thousand, including elements with completed term of construction – RUR 1,553 thousand;

- costs of the wildcat wells on the areas licensed to the Company – RUR 1,010,150 thousand.

Long-term financial investments (line 140 of the balance sheet)

(thousand Russian roubles)

Types of long-term financial investments	*January 01, 2003*	*Taken on discount*	*Retired*	*December 31, 2003*
Stock of the affiliated companies	61,102,554	426,994,396	27,571,590	469,525,360
Shares in affiliated companies	8,143,400	3,355,996	4,382,294	7,117,102
Shares and stock of the dependent companies	2,276,307	93,537,812	91,463,542	4,350,577
Shares and stock of other companies	751,237	420,024	968,955	202,306
Loans provided for more than 12 months	4,088,865	2,837,395	6,376,419	549,841
Investments under joint venture contracts	284,945	57,965	-	342,910
Total original cost	**76,647,308**	**527,203,588**	**130,762,800**	**473,088,096**
Reserves for devaluation	-	(1,228,811)	-	(1,228,811)
Total (line 140)	**76,647,308**	**525,974,777**	**130,762,800**	**471,859,285**

In 2003, the Company established a reserve to offset devaluation of the investments made into ZAO Ordalia 2000 in the amount of RUR 1,228,811 thousand. The costs of establishing the reserve were discounted as other operational costs.

The Company did not establish a reserve to offset the devaluation of other financial investments because objective information was not available as regards the steady devaluation of the financial investments whose current market value cannot be determined.

Included under the long-term financial investments and discounted at their original cost are the shares of OAO Sibneft for the amount of RUR 415,771,260 thousand or 92% of the authorized capital stock of OAO Sibneft. Acting in conformity with paragraph 4, Article 13 of the Federal Law "On accounting", the Company, as of December 31, 2003, did not revalue the investments into OAO Sibneft according to the current market value as required by accounting practice PBU 19/02 approved by the Ministry of Finance on December 12, 2002, Order No. 126n (126н) "Discounting the financial investments". Being a deviation from the effective rules, this practice, however, is, in the opinion of the Company's management, a reliable indication of the property status of the Company, as PBU 19/02 does not provide for the peculiarities of the determination of the market value of a large bundle of stock constituting 92% of the authorized capital stock. The revaluation of the Company's investments into the stock based on the transactions circulating only 8% of the stock of OAO Sibneft on the stock market is ill-founded from the economic point of view and cannot be used to adequately reflect the property status and the financial results of the Company.

The market value of one stock of OAO Sibneft on the Stock Exchange of the Russian Trading System constituted RUR 843.8725 on December 31, 2003. If the Company had revalued its investments into OAO Sibneft, the value in line 141 "Investments in affiliated companies" as of the end of the accounting period would have constituted RUR 420,859,645 thousand, whilst the other operating costs for 2003 would have been increased by RUR 45,554,006 thousand.

The largest affiliated and dependent companies

The largest affiliated companies:

Company name	*Location*	*Business*	*Ownership ratio*
OAO Sibneft	Omsk Region	Petroleum production	92%
OAO Tomskneft VNK	Strezhevoi	Petroleum production	100%
OAO Arkticheskaya Gazovaya Kompaniya (Arctic Gas Company)	Urengoi	Petroleum production	100%
Yukos Finance B.V.	Holland	Investments	100%
OAO Vostochno-sibirskaya neftegazovaya kompaniya (East Siberian Oil & Gas Co.)	Moscow	Petroleum production	70%
ZAO YUKOS-Mamontovo	Nefteyugansk	Property leasing	100%
OAO Yuganskneftegaz	Nefteyugansk	Petroleum production	100%
OOO Dubininskoye	Moscow	Petrochemistry	100%
ZAO Urengoil Inc.	Urengoi	Petroleum production	100%
OAO Angarskaya Neftekhimicheskaya Kompaniya (Angarsk Petrochemical Co.)	Angarsk	Petrochemistry	100%
OOO Samaraneftegaz	Samara	Petroleum production	100%
ZAO Ordalia 2000	Moscow	Consultancy and marketing services	100%
OOO Kinelsky sklad (Kinelsky warehouse)	Samara	Leasing	100%

The largest dependent companies:

Company name	*Location*	*Business*	*Ownership ratio*
OOO Zapadno-Malobalykskoye	Moscow	Petroleum production	50%
OAO Kubanenergo	Krasnodar	Utility (electricity supplies)	26.26%
OAO Neftegaztekhnologiya	Novyi Urengoi	Petroleum production	20%
OAO Tomskenergo	Tomsk	Utility (electricity supplies)	25.64%
OAO Belgorodenergo	Belgorod	Utility (electricity supplies)	24.96%
OAO Tambovenergo	Tambov	Utility (electricity supplies)	25.00%

In the accounting year, the largest investments were made into acquisition of shares and parcels of stock in the following organizations:

Organization – Object of investments	*Amount, thousand RUR*
OAO Sibneft	415,771,260
Yukos Finance B.V.	2,682,664
ZAO Urengoil Inc.	759,877

The decrease of the balance value of the investments made into the other organizations is caused by the reclassification of these investments into the investments into the affiliated and dependent companies in accordance with the increase of the percentage of the assets held in the authorized capital stock of the companies.

The largest investment into the joint-venture business (RUR 292,767 thousand) was made into the erection of Novokuibyshevsk washing-steaming railway station under the contract of the special partnership with ZAO EKZA.

Other non-circulating assets (line 150 of the balance sheet)

Shown in this lie is the cost of the licenses for the development of the oilfields, the geological exploration costs, the costs of purchasing and maintenance of the software products whose useful life exceeds 12 months and which are not exclusively owned by the Company, including:

Type of non-circulating assets	*December 31*	
	2002	*2003*
Licenses for the subsurface use	609,066	617,243
Geological explorations (prospecting)	54,594	-
Costs related to the design works for the development of Priobskoye and Malaninskoye oilfields	127,275	-
Costs of the purchase and maintenance of the software products	118,984	253,971
TOTAL:	**909,919**	**771,214**

The value of the licenses was changed due to the transfer of the subsurface use licenses for the amount of RUR 103,739 thousand to the short-term assets.

3.2 Circulating assets

V.A.T. on acquired valuables (line 220 of the balance sheet) as of the accounting date constitutes RUR 828,689 thousand and includes:

- the value added tax for the amount of RUR 27,611 accrued on the exported goods and commodities and deductible from the payments to the budget in the subsequent accounting periods pursuant to the provisions of the tax code;
- the value added tax levied on the capital construction for the amount of RUR 585,515 thousand;
- the value added tax accrued on other purchased but unpaid material valuables, works and services amounting to RUR 215,563 thousand.

Accounts receivable by the Company (line 240 of the balance sheet.)

All accounts receivable are of the short-term variety and expected to be repaid within 12 months from the accounting date.

- At the end of the accounting period the accounts receivable from the buyers and customers for the sold goods (works, services) constitute RUR 35,029,565 thousand (line 241). Compared with the previous year, the balance of these accounts receivable increased by RUR 12,165,922 thousand, mostly due to the increase in the debts for the sold property and payments for the crude oil exports.

Accounts receivable from buyers and customers grouped according to the type of payments:

(thousand Russian roubles)

Type of payment	*December 31*	
	2002	*2003*
Sales of petroleum and petroleum products	1,374,071	538,033
Other sales	33,172	10,926,052
including the sale of property of Yukos-Mamontovo	-	9,756,789
Payments for the sale of commission goods	20,076,623	16,231,834
Settlements with committents and agents	14,299	29,555
Settlements with principals and commissioners	1,324,001	7,127,898
Leasing and rental payments	117,477	137,708
Other	30,052	109,543
Reserve for doubtful debts	106,052	53,058
TOTAL line 241	**22,863,643**	**35,029,565**

The sum of accounts under line 241 is shown without the reserve for doubtful debts set aside in the amount of RUR 53,058 thousand.

- Advances issued (line 243) – RUR 3,736,468 thousand. Compared with the previous year, the advances issued decreased by RUR 102,982 thousand.

Accounts receivable under the advances issued grouped according to the type of payments:

[redacted]

(thousand Russian roubles)

Type of payment	*December 31*	
	2002	*2003*
Settlements with the suppliers for the transport	1,913,759	2,961,542
Production-related settlements with suppliers	1,100,897	303,768
General business settlements	667,520	384,768
Other	157,273	100,640
Reserve for doubtful debts	-	14,152
TOTAL line 243	**3,839,450**	**3,736,468**

The sum of the accounts receivable is shown in line 243 without the reserve for the doubtful debts set aside in the amount of RUR 14,152 thousand.

- Other debtors (line 244) amounted to RUR 23,384,921 thousand and RUR 12,175,782 thousand as of December 31, 2003 and 2002 respectively, grouped under the following payment types:

(thousand Russian roubles)

Type of payment	*December 31*	
	2002	*2003*
Contracts for he sale of securities and other property	5,203,178	3,538,499
Overpaid taxes and duties, including:	1,753,978	1,218,152
overpayment (reimbursement) of V.A.T. (including unconfirmed export)	1,379,993	1,202,225
customs and export duties	4,478,217	6,423,499
Financial Support and Production Development Fund	-	11,300,000
other debtors	740,409	904,771
TOTAL line 244	**12,175,782**	**23,384,921**

Compared to the previous year, the balance of the other debts increased by RUR 11,209,139 thousand due to the debts in the appropriations to the Financial Support and Production Development Fund occurring as of December 31, 2003.

The sum of the accounts receivable is shown in line 244 without the reserve for the doubtful debts set aside in the amount of RUR 1,352 thousand.

The short-term financial investments (line 250 of the balance sheet) include:

(thousand Russian roubles)

Type of the short-term financial investments	*December 31*	
	2002	*2003*
Notes issued by banks and organizations	15,316,609	2,457,716
Loans provided for the period of more than 12 months	3,178	619,452
Other investments	74,109	900
TOTAL	**15,393,896**	**3,078,068**

The sum of the accounts receivable is shown in line 250 without the reserve established to offset devaluation of the short-term financial investments into the account receivable acquired on the basis of the assignment and amounting to RUR 43,645 thousand.

3.3 Capital and reserves

Authorized capital stock and stock redeemed from the stockholders

Due to the reorganization of OAO NK YUKOS by means of takeover of OAO Vostochnaya Neftyanaya Kompaniya (East Oil Company), the Company redeemed 1,997,275 of its own stock to convert them into the stock of OAO VNK. The total amount paid for the said stock came to RUR 586,686 thousand. A total of 1,868,571 stock was given to the stockholders of OAO VNK in lieu of their shares therein. The conversion factor was approved by the stockholder meetings of both companies and constituted 120 common non-documentary stock of OAO VNK per 1 common inscribed non-documentary stock of OAO NK YUKOS.

As demanded by the stockholders that voted against the decision to reorganize the Company by way of the takeover of OAO Vostochnaya Neftyanaya Kompaniya, on April 28, 2003, the Company redeemed and cancelled their stock based on the market value determined by an independent appraiser. As a result, the authorized capital stock decreased by 27,172 stock with the par value of RUR 109.

On November 24, 2003, the Company issued additional common stock. The total number of the placed stock of the new emission was 463,524,307 for a par value of RUR 1,854 thousand, including 6,481 stock placed among the stockholders of OAO NK YUKOS by preference and 463,517,826 stock placed by closed subscription between the companies representing the main stockholders of OAO Sibneft.

These transactions were carried out in conformity with the Federal Law "On corporations" and the Company Charter.

At the end of the accounting period the authorized capital stock of OAO NK YUKOS was fully paid and divided into 2,700,488,885 common inscribed stock with par value of RUR 0.004 amounting to RUR 10,801,955.54. The total number of stockholders (participants) was 51,276.

By the decision of the Stock Exchange Committee of the Moscow Interbank Currency Exchange (MICEX) the non-documentary stock of the Company were included into the MICEX quotation list A1.

As of the end of the accounting period, 130,073 own stock belongs to the Company. The Company intends to sell these stocks.

Supplementary capital (line 420 of the balance sheet) of the Company constitutes RUR 551,550 thousand as of December 31, 2002 and RUR 259,367,398 thousand as of December 31, 2003, and as of the last accounting date is made up of:

- paid-in capital in excess of par amounting to RUR 259,305,201 thousand,
- increment in the value of the fixed assets according to the earlier revaluation – RUR 62,177 thousand.

The size of the supplementary capital, as of December 31, 2003, increased in comparison with the previous period by RUR 258,815,848 thousand, mainly due to the paid-in capital in excess of par (RUR 258,815,851 thousand) received from placement of the additionally issued common inscribed stock in 2003.

Reserve capital (line 430 of the balance sheet) of the Company constitutes RUR 895 thousand and RUR 1,342 thousand as of December 31 of 2002 and 2003 respectively. As a result of the appropriations made to from the net profit to increase the size of the reserve capital to 15% of the authorized capital stock of the Company, this figure increased by RUR 447 thousand. Because the Company increased its authorized capital stock by RUR 1,854 thousand in 2003, the 2004 General Stockholders Meeting will be recommended to increase the reserve capital by RUR 278 thousand.

3.4 Other long-term liabilities (line 520 of the balance sheet)

Other long-term liabilities, as of December 31, 2003, are the debts on the Company notes issued for the purpose of the intragroup payments for the amount of RUR 2,538,060 thousand with the maturity period of more than 12 months from the accounting date.

3.5 Long-term loans and credits

(thousand Russian roubles)

Lender	*December 31*	
	2002	*2003*
Long-term loans		
YUKOS CAPITAL S.a.r.l.	-	36,300,846
OOO Yu-Mordovia	-	83,704,750
TOTAL long-term loans (line 512)	**-**	**120,005,596**
Long-term credits		
Societe Generale	-	76,581,700
TOTAL long-term credits (line 511)	**-**	**76,581,700**

The maturity date for the loan provided by the Company to YUKOS CAPITAL S.a.r.l. falls on December 31, 2008.

The loan to OOO Yu-Mordovia was provided with maturity dates for the amount of RUR 53,470,425 thousand and RUR 38,400,000 thousand in 2005 and 2006 respectively.

The credit is provided by Societe Generale for the amount of USD 2,600,000 thousand with the maturity date of 2006 for the amount of USD 1,300,000 thousand and the maturity date of 2008 for the amount of USD 1,300,000 thousand.

3.5 Short-term loans (original numbering of the source document is preserved)

(thousand Russian roubles)

Lender / Creditor	*December 31*	
	2002	*2003*
OOO Zapadno-Malobalykskoye	70,130	-
Societe Generale	-	183,268
TOTAL short-term loans	**70,130**	**183,268**

In 2003, the commodity loan shown on the balance sheet for 2002 under the short-term liabilities for the amount of RUR 70,130 thousand (OOO Zapadno-Malobalykskoye) was fully repaid.

3.6 Short-term liabilities (line 610 of the balance sheet)

The accounts payable include:

As of December 31, 2003 the accounts payable to suppliers, contractors and committents (line 621 of the balance sheet) in the amount of RUR 32,222,932 thousand. As compared with the last year, the balance of these accounts payable increased by RUR 2,313,512 thousand due to the increase of the debts to the committents for the crude oil exported.

Accounts payable to the other creditors (line 625 of the balance sheet) came to RUR 17,385,301 thousand and RUR 62,784,190 thousand as of December 31, 2003 and 2002 respectively.

Accounts payable to the other creditors grouped per the account type:

(thousand Russian roubles)

Type of account payable	*December 31*	
	2002	*2003*
notes payable (line 626)	10,387,897	6,153,948
advances received (line 627)	143,502	9,123
other accounts payable, including:		
contracts for the sale of securities and other property	6,967,465	6,531,916
V.A.T. on the unpaid accounts receivable for goods, works, services	76,503	1,936,832
the Fund for Financial Support and Production Development of the affiliated companies	43,908,332	41,986
other accounts payable	1,300,491	2,711,496
TOTAL short-term loans	**62,784,190**	**17,385,301**

In comparison with the last year, the balance of the other accounts payable decreased by RUR 45,398,889 thousand, mainly due to the change in the accounts payable to the Fund for Financial Support and Production Development of the affiliated companies.

3.7 Income of future periods

Shown in this account is the increment of the property (earnings) under the investment program and the geological exploration works for the amount of RUR 788,499 thousand as of December 31, 2003 and for the amount of RUR 923,435 thousand as of December 31, 2002.

The balance is recognized as the off-sale income is recognized in the accounting periods in the part related to the costs of the property purchased for the special-purpose receipts.

3.8 Taxes

Value added tax

In the accounting period, while determining the taxable base for the value added tax the Company recognized the income from the sale of goods as the payments were received: according to the payment method, the V.A.T. for the accounting period was calculated for the amount of RUR 1,718,928 thousand, calculations made using the delivery method yielded RUR 3,575,468 thousand. The difference between the V.A.T. amount calculated using the payment method and the delivery method came to RUR 1,856,541 thousand (RUR 32,382 thousand in 2002.)

Mineral Extraction Tax

In 2003, the company calculated the Mineral Extraction Tax in the amount of RUR 544,126 thousand (RUR 897,342 thousand in 2002.)

Profit tax

The amount of the profit tax determined based on the book profit (the amount of the nominal profit tax) in the accounting year constituted RUR 8,792,968 thousand (RUR 10,043,103 in 2002.) In the accounting year, the sum of the permanent differences that influenced the adjustment of the nominal cost of the profit tax made to determine the profit tax calculated from the tax accounting data (current profit tax) was RUR 34,939,425 thousand (RUR 36,164,171 thousand in 2002.) The above permanent differences are caused mainly by the differences in the recognition in the tax accounting and taxation of the income and costs of the income from the property received from affiliated companies (RUR 61,717,243 thousand) and the costs incurred due to the reorganization by way of the takeover of OAO VNK: RUR 21,121,985 thousand for 2003.
The total amount of the taxable timing differences that influenced the adjustment of the nominal cost of the profit tax made to determine the profit tax calculated from the tax accounting data came to RUR 1,478,188 thousand (including those occurring in the accounting year – RUR 130,429 thousand and occurring in the previous periods – RUR 181,092 thousand.) The taxable timing differences are explained by the differences in the recognition in the accounting and taxation of the costs incurred mainly in the development of the natural resources (the difference in 2003 was RUR 21,400 thousand) and formation of the assessed reserves (in 2003 a reserve for devaluation of the financial investment into ZAO Ordalia 2000 – RUR 1,228,811 thousand.)

The total amount of the deductible timing differences that influenced the adjustment to the nominal cost of the profit tax made to determine the profit tax calculated according to the accounting practices came to RUR 414,488 thousand, including those occurring in the accounting year – RUR (332,021) thousand and those occurring in the previous periods – RUR 736,388 thousand. The deductible timing difference were caused by the differences in the recognition in he accounting and taxation of, mainly, the amounts of depreciation for the depreciated property (the difference for 2003 was RUR 388,604 thousand.)

According to the tax accounting, the taxable profit for 2003 was at RUR 3,092,046 thousand (RUR 4,227,479 thousand in 2002.)

Property tax

In 2003, the Company calculated the property tax in the amount of RUR 237,954 thousand (RUR 311,301 thousand in 2002.)

3.9 Explanation of the Profit and Loss Account for 2003

Proceeds from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments) (line 10) was:

(thousand Russian roubles)

Proceeds from the sale of goods, commodities, works, services	*December 31*	
	2002	*2003*
Sales of petroleum	17,072,934	2,794,030
Sales of petroleum products	4,634,492	1,565,454
Sale of services related to leasing of equipment	1,085,712	1,622,848
Intermediary services in the sale of petroleum and petroleum products	365,981	764,202

Other services and commodities	1,137,185	529,610
TOTAL	**24,287,304**	**7,276,144**

Cost price of sold goods, products, works, services (line 20) constituted:

(thousand Russian roubles)

Cost price of sold goods, products, works, services	*The year ending on December 31*	
	2002	*2003*
Sales of petroleum	6,397,782	877,143
Sales of petroleum products	4,593,031	1,553,553
Sale of services related to leasing of equipment	832,963	1,203,301
Other services and commodities	1,050,544	360,571
TOTAL	**12,874,320**	**3,994,568**

Commercial expenses (line 30)

The total amount of commercial expenses in 2003 came to RUR 283,716 thousand (RUR 3,752,756 in 2002). Transportation costs in the amount of RUR 243,121 thousand (RUR 3,592,401 thousand in 2002) account for the main part of the commercial expenses.

The drop in the proceeds, the cost price of the sold products and commercial expenses in 2003, as compared with 2002, is related to the reduced sales of petroleum and petroleum products.

Management expenses (line 040) include:

(thousand Russian roubles)

Type of management expenses	*The year that ended on December 31*	
	2002	*2003*
Advertising costs	485,267	1,110,479
Managerial services	571,125	783,595
Information and consultancy services	32,915	244,260
Office rentals	85,229	85,994
Auditing services	84,281	93,144
Other management services	502,979	276,086
TOTAL	**1,985,655**	**3,024,139**

Interest receivable (line 060) include:

(thousand Russian roubles)

Type of interest receivable	*The year that ended on December 31*	
	2002	*2003*
On loans provided	129,915	124,871
On deposits, deposit certificates, on balances at bank accounts	111,563	64,316
On notes issued by banks and organizations	110,847	27,292
Other	561	35
TOTAL	**352,886**	**216,514**

Interest payable (line 070) increased, as compared to the previous accounting period, by RUR 1,842,538 thousand and came to RUR 1,842,982 thousand. Interest payable consist of:

- interest accrued on the Company's own notes issued in 2003 in the amount of RUR 1,103,336 thousand;
- interest accrued on the credits secured in the amount of RUR 517,376 thousand;
- interest accrued on the loans received in the amount of RUR 222,270 thousand.

Other operating income and expenses (lines 090 and 100) include:

(thousand Russian roubles)

	The year that ended on December 31			
	2002		*2003*	
	Income	Expenses	Income	Expenses
Sale of foreign currency	25,886,639	25,883,628	87,803,582	87,803,123
Sale of securities, fixed assets and other assets	188,793,171	188,724,562	78,835,030	77,578,059
Loss caused by the cancellation of the stocks of OAO VNK due to the reorganization by way of its takeover by OAO NK YUKOS	-	-	-	21,132,147
Reserve for the devalued financial investment into ZAO Ordalia 2000	-	-	-	1,228,811
Other	15,991	413,368	155,896	1,260,126
TOTAL	**214,695,801**	**215,021,558**	**166,794,508**	**189,002,266**

Off-sale income and expenses (lines 120 and 130) include:

(thousand Russian roubles)

	The year that ended on December 31			
	2002		*2003*	
	Income	Expenses	Income	Expenses
Funds from the Company's Financial Support and Production Development Fund	87,200,000	49,438,233	66,237,931	4,520,688

Exchange rate difference and sum difference	1,690,375	1,086,747	6,628,541	3,733,192
Charity payments and financial assistance	-	578,402	-	1,303,405
Accounts receivable and accounts payable written off	62,866	136,721	63,366	57,043
Expenses for the development of natural resources	-	174,201	-	635,790
Research expenses	-	-	-	248,429
Expenditures for the celebration of the 10th anniversary of OAO NK YUKOS and other activities	106,421	1,500,352	235,487	1,965,703
TOTAL	**89,059,662**	**53,914,656**	**73,165,325**	**12,929,925**

3.10 Reorganization of the Company by way of the takeover of OAO VNK

A Special Meeting of Stockholders of OAO NK YUKOS held on February 5, 2003 decided to reorganize the Company by way of the takeover of the affiliated OAO Vostochnaya Neftyanaya Kompaniya (VNK). As a result of the reorganization of the Company that was completed in July 2003, OAO NK YUKOS became the single stockholder of OAO Tomskneft VNK and OAO Achinsky NPZ VNK. The loss related to the cancellation of the stocks of the OAO VNK due to the reorganization by way of its takeover by OAO NK YUKOS came to RUR 21,132,147 thousand.

3.11 Earnings per share

Earnings per share were calculated by dividing the net profit for the accounting period by the annual weighted average number of common stock circulated within the accounting period.

The value of the base earning used in the calculation of the earnings per share was RUR 37,424,290 thousand and RUR 40,567,394 thousand in 2003 and 2002 respectively. The weighted average number of common stock was 2,275,045,259 and 2,236,991,750 as of December 31, 2003 and 2002 respectively. The earnings per share of the common stock constitute RUR 16.45 and RUR 19.13 as of December 31, 2003 and 2002 respectively.

As the Company has no potential common stocks with diluting effect, the diluted earning per share equals the base earning per share.

3.12 Affiliated companies

The Company does not disclose in this accounting report the information as to the nature of its relations and transactions with its affiliated and dependent companies because this information has been included into the consolidated accounts of OAO NK YUKOS prepared in accordance with the generally accepted accounting principles.

3.13 Information on the segments

Primary information – operating segments

Three operating segments may be distinguished in the business of the Company:

- sale of petroleum;
- sale of petroleum products;
- property leasing.

Other types of business operations of the Company include mostly provision of the intermediary services in the sale of petroleum and petroleum products on the domestic and foreign markets, and the sale of other materials and goods. Neither of these meets the criteria for the distinguishing of the accounting segments set forth in PBU 12/2000 "Information on segments", therefore, no separate information on them will be provided.

(thousand Russian roubles)

For the year 2002	Sales of petroleum	Sales of petroleum products	Leasing services	Other	Company total
Segment proceeds	17,072,934	4,634,492	1,085,712	1,494,166	24,287,304
Profit (loss) of the segment*	6,928,870	39,204	252,749	439,405	7,660,228
Costs not allocated between the segments	-	-	-	-	(1,985,655)
Profit (loss) from sales					5,674,573
Segment assets	1,132,068	250,627	117,473	25,397,706	26,897,874
Assets not allocated between the segments					130,283,798
Total assets					157,181,672
Segment liabilities	229,931	667	-	81,855,110	82,085,708
Liabilities not allocated between the segments	-	-	-	-	28,532,294
Total liabilities					110,619,002

* Profit (loss) of the segment is obtained by reducing the segment proceeds by the cost price of products, goods (works and services) and commercial expenses related to the segment in question.

(thousand Russian roubles)

For the year 2003	Sales of petroleum	Sales of petroleum products	Leasing services	Other	Company total
Segment proceeds	2,794,030	1,565,454	1,622,848	1,293,812	7,276,144
Profit (loss) of the segment*	1,664,686	11,451	419,546	902,177	2,997,860
Costs not allocated between the segments	-	-	-	-	(3,024,139)
Profit (loss) from sales	-	-	-	-	(26,279)
Segment assets	779,984	62,482	137,708	60,431,081	61,410,255
Assets not allocated between the segments					488,684,876
Total assets					550,095,131
Segment liabilities	465,870	5	-	40,707,999	41,263,874
Liabilities not allocated between the segments	-	-	-	-	234,714,091
Total liabilities					275,977,965

Profit (loss) of the segment is formed from the results of the transactions with outside buyers. Transactions with other segments are not carried out.

The costs unallocated between the segments are the general business costs (overheads) related to the business of the Company in general. The costs of the profit tax and other similar obligatory payments as well as the operational, off-sale and extraordinary income and expenses are not included into the proceeds (expenses) of the segment.

The segment assets include inventories and accounts receivable.

The segments liabilities include mostly the short-term liabilities, except tax liabilities and certain credits and loans, received to finance the operations of the Company in general.

Capital investments into the fixed assets and non-tangible assets as well as provisions for depreciation of the fixed assets and non-tangible assets are not distinguished for the segments.

Secondary information – Geographical segments

The Company operates on the territory of the Russian Federation, the former Soviet Union (FSU) and in foreign countries. The following geographical segments are distinguished:

- **The Russian Federation**

The Company is registered as a legal entity (incorporated) pursuant to the law of the Russian Federation. Most core activities of the Company are carried out on the territory of the Russian Federation, mainly in the European part and Siberia.

- **FSU countries**

The principal business in this segment is the sale of petroleum. This commodity is not produced on the territory of the FSU countries. In contrast with 2002 and 2003, the Company did not supply petroleum to the territory of the FSU countries in 2003.

- **Foreign countries**

The markets trading in the petroleum and petroleum products produced and bought in the territory of the Russian Federation are situated in these countries.

The data on the allocation of the profit, asset and capital investments between the geographical segments:

(thousand Russian roubles)

Segment	Proceeds in 2002	Assets as of December 31, 2002	Investments into non-circulating assets as of December 31, 2002
Russian Federation	7,319,554	149,819,002	89,695,757
FSU countries	2,789,718	33,281	33,281
Foreign countries	14,178,032	7,329,389	7,329,389
Assets not allocated between the segments			43,462
TOTAL	**24,287,304**	**157,181,672**	**97,101,889**

(thousand Russian roubles)

Segment	Proceeds in 2003	Assets as of December 31, 2003	Investments into non-circulating assets as of December 31, 2003
Russian Federation	4,761,826	542,398,504	472,149,424
FSU countries		63,398	63,398
Foreign countries	2,514,318	7,633,229	7,663,229
Assets not allocated between the segments			354,764
TOTAL	**7,276,144**	**550,095,131**	**480,200,816**

The proceeds are represented in terms of geographical segments grouped according to the markets. The share of sales in the foreign countries was 58% in 2002 and 35% in 2003 respectively from the total proceeds of the Company.

Assets and capital investments are represented in terms of geographical segments according to the location of the assets. The investments into the non-circulating assets include capital investments into fixed assets, construction in process, long-term investments and non-tangible assets. Deferred tax assets discounted under "Non-circulating assets" are not distributable among the segments. The long-term investments in the foreign countries and the FSU countries were 7.58% in 2002 and 1.5% in 2003 respectively of the total amount invested.

[redacted]

3.14 Events following the reporting date

In March 2004, the Arbitration Court of Moscow by its decision declared invalid the issue of the additional equity of OAO NK YUKOS in the number of 1,000,000,000 shares of common sock with par value of RUR0.004 that was registered with the Federal Commission on the Securities Market in 2003. The Company management believes this decision to be groundless, and the Company intends to appeal against this decision.

The facts of the business operations

In January – March 2004, OAO NK YUKOS received the decision of the tax authority refusing to reimburse the value added tax on export operations amounting to RUR 30,690 thousand and unfounded application of the 0% tax rate for the amount of RUR 56,859 thousand. OAO NK YUKOS considers these decisions to be unlawful and filed a claim requesting the decisions of the tax authorities to be declared contradictory to the effective laws.
As of December 31, 2003, the Company is a guarantor of the liabilities of the third parties for an aggregate amount of RUR 2,369,435 thousand (RUR 5,031,734 thousand in 2002.) The Company management does not expect any major liabilities in connection with the guarantees.

In December 2003, based on the results of the second tax audit for 2000, the tax authority established that OAO NK YUKOS failed to pay taxes and penalty interest for an aggregate amount of RUR 79,618,509 thousand. Penalty in the amount of RUR 18,887,193 thousand was imposed. OAO NK YUKOS presented its objections to the audit conclusions, and additional tax actions are performed at the moment. OAO NK YUKOS and its affiliates were subjected to multiple audits by the federal and regional agencies on the subject of compliance with the terms of the licenses for oil and gas production. The results of the recent inquiries undertaken by the federal and regional authorities into the matter of compliance with the licenses are not likely to cause revoking of the licenses. However, the said results were not documented by the inspecting agencies in the established manner. In a number of cases the results of the inquiries were not communicated to the management of OAO NM YUKOS and its affiliated companies.

The management of the OAO NK YUKOS believes the tax-related claims to be groundless and intends to defend its position by all means, including legal action. In case of a negative decision of the Ministry of Taxes and Duties in the matter of the audit results and a possible loss by OAO NK YUKOS of the litigation with respect to such decision, the audit result may have an adverse effect on the financial standing and the business results of the Company. However, this will not affect the ability of OAO NK YUKOS to control and manage the business of the group, of which the Company is a part. However, the Company and the consultants it employed believe it to be unlikely that a negative court decision for OAO NK YUKOS will be taken in the case of a possibly negative decision of the Ministry of Taxes and Duties of the Russian Federation.

3.16 Certain indicators of the Company

Information about the net asset worth of the Company

Item No.	Item description	as of December 31, 2001	as of December 31, 2002	as of December 31, 2003
1.	Net asset worth	29,318,026	47,486,105	274,905,665
2.	Authorized capital stock	8,948	8,948	10,802
3.	Reserve Capital	895	895	1,342
4.	Net asset worth to authorized capital stock ratio	327,649%	530,690%	2,544,952%
5.	Net asset worth to the sum of the authorized capital stock and reserve capital ratio (line 1/(line2 + line 3),%	297,857%	482,435%	2,263,716%

- Net asset worth as of December 31, 2002 was calculated in conformity with the Order No.10n (10н) of the Ministry of Finance of the Russian Federation "On the procedure for the evaluation of the net asset worth of corporations" (registered with the Federal Commission on Securities Market as Order No. 03-6/pz (пз)) dated January 29, 2003.

Manager
S.G. Kukes
Signature: (illegible)

Chief Accountant
I.E. Golub
Signature: (illegible)

RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Expert Opinion

of the Audit commission on the financial and business activities of OAO NK YUKOS in 2003

Governed by the Articles of the Association of OAO NK Yukos, the Audit commission represented by:

The commission's chair – E.V. Britkova,

The commission's members – A.I. Guryev, M.O. Serzhanova

carried out a selective review of the financial and business activities undertaken by OAO NK YUKOS from January 1, 2003 to December 31, 2003.

The Audit commission verified that the founding documents by which the Company's activity is governed are in place. The audit helped to establish that all requisite documents are maintained in the Company's records.

In addition, for the purposes of this opinion, the following documents were made available for the Audit commission for review: the balance sheet, the profit and loss statement, the statement of changes in shareholders' equity, the cash flow statement , an appendix to the balance sheet, and an explanatory note to the accounting reports for 2003.

As a result of a review of the above documents it has been established that:

The major areas of activity of the Open Joint Stock Company NK YUKOS include the exploration of oil and gas fields, oil and gas production, sales of oil, mineral oils and other products, and the provision of services.

1. Accounting procedures

Accounting procedures are based on the Russian Federation's current accounting and reporting rules, and in particular on the Federal law "On Accounting" and "the Regulation on Accounting and Reporting in the Russian Federation" approved by Order No 34n of July 29, 1998, issued by the Russian Federation's Ministry of Finance.

The company's accounting policy is approved by Order No 302/1 of December 31, 2002. Amendments to rules and regulations for accounting, and to those for compiling accounting and fiscal reports, if introduced within the reporting period, have been included in the Company's accounting and reporting procedure.

During the review, the Commission analyzed whether the Company complied with the provisions of current legislation while carrying out and accounting financial and business transactions to reveal potential distortions in reporting documents.

Prior to compiling the accounting reports, the enterprise underwent an inventory of property and results of financial activities subject to Order No 61 of December 5, 2003.These inventory results are included in the accounting reports for 2003.

Merrill Brink International – For Information Purposes Only

Isolated errors and inconsistencies related to numerical data were revealed in the course of the review, but they do not have a significant impact on the financial statements and were removed during the review.

2. Accounting of fixed assets and their movement

The accounting of fixed assets at OAO NK YUKOS is based on the requirements of "the Regulation on Accounting "Accounting of Fixed Assets" PBU 6/01" as approved by (revised and amended) Order No 26n issued on March 30, 2001, by the RF Ministry of Finance and the accounting procedure fully reflects receipt, availability, and retirement of fixed assets.

The depreciation of fixed assets purchased prior to January 1, 2002 is calculated according to the linear method defined in the unified rates of depreciation charges approved by Resolution No 1072 of the USSR's Council of Ministers, dated October 22, 1990, while the depreciation of those purchased on January 1, 2002 and afterwards is calculated according to the basis of useful life as defined by the Classification of fixed assets within depreciation groups approved by Resolution No 1 of the Russian Federation's government on January 1, 2002.

As of the beginning of 2003, the original cost of fixed assets was estimated at **16,693,844 th. rub.** In 2003, the company commissioned fixed assets worth **2,847,165 th. rub.** in total. Fixed assets worth **15,170,173 th. rub.** were retired. As of December 31, 2003, the fixed assets are worth **4,370,836 th. rub.**

3. Status of payments

As of December 31, 2003, accounts receivable are worth **62,219,516 th. rub.** As of December 31, 2003, the reserve established for dubious debt includes **68,562 th. rub.**

As of December 31, 2003, the accounts payable are worth **50,207,891 th.rub.**, including debt to suppliers and contractors - **32,222,932 th. rub.**, to the state budget - **412,779 th. rub**.

4. Cash and Banking Transactions

The audit included selective review of cash and banking transactions.

A review of cash transactions established that cash facilities received from the bank were debited in full and in a timely manner, and were included in the relevant account books. Debit and credit orders were filled in subject to the current procedure and were stamped.

A review of banking transactions demonstrated that all transactions specified in bank statements are supported by primary documents (invoices, payment orders, etc.). The balance in the bank statement and that in the Ledger are identical.

5. Accuracy of the balance sheet and the financial statement for 2003

Sales proceeds in 2003 are worth **7,276,144 th. rub.** Gross receipt from sale of OAO NK YUKOS' goods, works, and services is worth **3,281,576 th. rub.**

Shipped products, works carried out and services provided are regarded as sold after title is transferred to the buyer or services are completed. When the time of transfer of title is not stipulated in the contract, the time of sale shall be determined as the time at which a statement of acceptance of the products is signed by the buyer.

Expenses related to the sale of goods, works, and services are worth **283,716 th. rub.** And are indicated in line 030 of Form No 2.

The activities of OAO NK YUKOS in 2003 yielded a balance sheet profit of **37,870,378 th. rub. 37,424,290 th. rub.** is part of the profit left at the enterprise's disposal. Retained income for the reporting year is worth **14,779,774 th. rub.**

Based on selective review carried out by the Commission its expert opinion is as follows:

No facts of significant violations of accounting and financial reporting procedures set forth in legal acts of the Russian Federation, nor of legal acts of the Russian Federation related to financial and business activities, have been identified.

Commission's Chair [signature] E.V. Britkova